AMYLIN™

[redacted]

BRINGING LIFE-CHANGING THERAPIES TO PEOPLE LIVING WITH DIABETES AND OBESITY

Challenging Science. Changing Lives.

DIABETES

merican Diabetes Association

IT'S CLEAR THAT WE HAVE AN OBESITY HEALTH CRISIS ON OUR HANDS—SO WHAT CAN WE DO ABOUT AMERICA'S OBESITY EPIDEMIC?

The Endocrine Societ


80+%
of people with type 2 diabetes are obese or overweight
21 M
American adults and children have diabetes
127 M
American adults are obese or overweight

PREVALENCE OF DIABETES AND OBESITY IN THE UNITED STATES

M: Millions

SOURCES: American Diabetes Association, The Obesity Society

THE MERGING EPIDEMICS OF DIABETES AND OBESITY ARE BECOMING THE MAJOR HEALTH CRISES OF OUR LIFETIME.

THE RAPID RISE OF DIABETES IS ASSOCIATED WITH THE GROWING PREVALENCE OF OBESITY, AND EACH DISEASE INCREASES THE RISK OF SEVERE HEALTH COMPLICATIONS.


Cardiovascular disease
Liver disease
Kidney failure
Amputation
Visual impairment
Cancer
DIABETES
OBESITY
Nerve damage
High blood pressure
Infertility
Respiratory problems

DIABETES AND OBESITY CONTRIBUTE TO OTHER SERIOUS AND POTENTIALLY LIFE-THREATENING CONDITIONS

SOURCES: American Diabetes Association, The Obesity Society

PROBLEM

DIABETES IS ONE OF THE FASTEST GROWING DISEASES IN THE WORLD. OBESITY IS DRAMATICALLY ON THE RISE. FOR MILLIONS OF PATIENTS, THEIR MEDICAL NEEDS HAVE NOT BEEN MET.

SOLUTION

AMYLIN'S INNOVATIVE APPROACH HAS DELIVERED TWO FIRST-IN-CLASS DIABETES THERAPIES THAT ARE THE ONLY PRODUCTS TO OFFER IMPROVED GLUCOSE CONTROL WITH WEIGHT LOSS.



DANIEL M. BRADBURY
President and Chief Executive Officer

MESSAGE TO OUR SHAREHOLDERS

With significant growth in 2007 and strong execution across all aspects of the organization, Amylin continued its transformation into an integrated biopharmaceutical company—with full capabilities in research, development, manufacturing, and commercialization. By developing groundbreaking therapies that can make a life-changing difference for millions of people, we continue to drive growth through innovation and create long-term value for our shareholders.

Amylin focuses on the discovery, development, and commercialization of peptide and protein therapies that have the potential to unlock the body's natural synergies and address chronic diseases such as diabetes and obesity. By leveraging integrated physiology, we've transformed diabetes management with our first two medicines, and now have the opportunity to expand into additional therapeutic areas such as obesity.

In assessing our progress for 2007, I am pleased to report that net product sales exceeded $700 million, a 48 percent year-over-year increase, reflecting a steady climb in physician acceptance of our first-in-class medicines, SYMLIN® (pramlintide acetate) injection and BYETTA® (exenatide) injection. Our key development programs—including exenatide once weekly, pramlintide/metreleptin obesity program, and BYETTA as a stand-alone therapy (monotherapy)—delivered impressive clinical results. Construction of our Ohio manufacturing facility for exenatide once weekly proceeded as planned.

BUILDING SUSTAINABLE GROWTH AND LONG-TERM VALUE IS OUR OVERRIDING OBJECTIVE, AND THAT REQUIRES BALANCED INVESTMENT ACROSS NEAR-TERM, MID-TERM, AND LONG-TERM OPPORTUNITIES.

MARKETED PRODUCTS. Total prescriptions for SYMLIN increased 22 percent over the previous year, and net product sales reached $65.5 million, a 50 percent gain. A major growth opportunity is our new SymlinPen™, approved by the U.S. Food and Drug Administration (FDA) in the third quarter of 2007, and available to patients in early 2008. This simple, fixed-dose pen-injector system is particularly helpful for diabetes patients taking multiple medications, and we expect its convenience to encourage many of the 1.3 million people now taking mealtime insulin to consider adding SYMLIN to their insulin regimen.

Net product sales of BYETTA grew to $636.0 million, and total prescriptions climbed 31 percent. The initial success of BYETTA was led by early adopters who were predominantly specialists, but now three out of four prescriptions are written by primary care physicians, a segment that prescribes about 80 percent of the nation's diabetes medications. This shift in business mix from a specialist focus to primary care is an important milestone for BYETTA and represents a strong platform for continued growth.

To encourage this momentum, we refined our commercial strategy in concert with Eli Lilly and Company, our partner in the development and commercialization of BYETTA. These refinements underscored the compound's unique benefits of glucose control with weight loss and its decreased risk of hypoglycemia compared with insulin. We also increased availability for BYETTA and entered 2008 with affordable access—at tier 2—for more than 85 percent of all those enrolled in the nation's managed care plans.

$65.5 M

Net product sales of SYMLIN reached $65.5 million in 2007, up from $43.8 million in 2006. Total prescriptions increased 22 percent year over year.

In addition to increased adoption of BYETTA in the primary care segment, we also expect to see its wider deployment across the continuum of care. Positive results of a recent study of BYETTA as a stand-alone therapy (monotherapy) support its use earlier in diabetes treatment, and we filed a regulatory submission for a monotherapy indication in the first quarter of 2008. We also expect significant growth worldwide. Our partner Lilly launched BYETTA in 22 countries during the past year, and we anticipate its availability in 60 nations by the end of 2008.

FINANCIAL STRENGTH. To strengthen the company's financial position, we completed an offering of convertible senior notes in June 2007 and entered into a term loan in December, generating net proceeds of approximately $682 million to help support our marketed products and fund ongoing research, development, and manufacturing. We closed the year with a strong balance sheet, including $1.1 billion in cash, cash equivalents and short-term investments.

Total revenue climbed to $781.0 million for the year, up from $510.9 million in 2006. Expenses also increased, primarily reflecting the promotion of SYMLIN and BYETTA in the marketplace, and the continued development of exenatide once weekly. Net loss was $211.1 million, a $7.7 million improvement over the previous year.

Our objective is to build sustainable growth and long-term shareholder value, while improving short-term operating results. That requires ongoing investment in our product development, manufacturing, and

$636.0 M

Net product sales of BYETTA climbed to $636.0 million in 2007, up from $430.2 million in 2006. Total prescriptions increased 31 percent year over year.

commercialization efforts. We have balanced these investments across near-term, mid-term, and long-term opportunities, with our near-term focus on the continued growth of SYMLIN and BYETTA.

EXPANDING THE FRANCHISE. For the mid-term our lead development program is exenatide once weekly, which as the first once-weekly treatment for diabetes has the potential to change the paradigm of diabetes therapy by delivering unprecedented glycemic control and significant weight loss, both important measures of success in the management of type 2 diabetes.

The clinical results are impressive: Thirty-week treatment with this compound produced the best glycemic control and the best weight loss observed in a pivotal study for any diabetes drug reported to date. With approval of this first once-weekly therapy, patients will be able to treat and manage their diabetes for a full week with just one dose. To emphasize its value, we launched an aggressive clinical program in early 2008 to position exenatide once weekly for market dominance.

We are on track to finalize the commercial-scale manufacturing process for exenatide once weekly at our new Ohio facility by the second half of 2008. We are planning to submit a New Drug Application (NDA) before the end of the first half of 2009, and together with our collaboration partners, Lilly and Alkermes, Inc., we are making every effort to move that submission date forward.

1,900+

The Amylin team has grown to more than 1,900 strong, and we continue to expand the breadth of talent throughout the organization.

In the longer term, another potentially transformational therapy is a new treatment for obesity, a combination of pramlintide and metreleptin, analogs of the human hormones amylin and leptin, respectively. Both molecules are well known to us and have well-characterized safety profiles. When used together in a 24-week study completed late last year, results showed significant, progressive weight loss—an average reduction of 25 pounds. We believe this product candidate could be a breakthrough in weight loss therapy that meets safety and efficacy thresholds. We are proceeding with development of a single-injection delivery system and are beginning to evaluate various dose regimens.

For the year ahead, our mission is clear. We will continue to execute commercial strategies designed to increase the adoption and usage of SYMLIN and BYETTA. We will complete our Ohio manufacturing facility for exenatide once weekly, and actively pursue options for an accelerated NDA submission. At the same time, we will continue to invest in relevant research initiatives, clinical studies, and development programs.

I am grateful for the dedication of my Amylin colleagues—more than 1,900 of them—and gratified by the many awards they earned in 2007. I am especially pleased with our high ranking among "California's Best Places to Work." Maintaining an energetic and inspiring workplace environment where our talented team can flourish is critical to our continued growth and innovation. Other honors we earned in 2007 included awards for

WE ARE CHANGING THE LIVES OF MILLIONS OF PEOPLE AROUND THE WORLD WHO ARE LIVING WITH DIABETES, AND CHALLENGING SCIENCE TO DEVELOP EXCITING NEW TREATMENTS FOR OBESITY.

biotechnology industry leadership, technical innovation in chemistry, and recognition as one of the 50 fastest growing technology companies in North America.

We also are fortunate to have such a supportive and committed board of directors. Our newest director, Adrian Adams, president and chief executive officer of Sepracor, Inc., was elected in October 2007 and serves on the Compensation and Human Resources Committee. With more than 30 years of international experience in pharmaceutical organizations, he is an outstanding addition and we welcome him to the board.

Together, we are building a leadership position in the treatment of metabolic disease. We are changing the lives of millions of people around the world who are living with diabetes, and challenging science to develop exciting new treatments for obesity. The medicines that we develop and deliver are medicines that matter—to patients, to the healthcare community, and to society. We are privileged to be part of that.

Thank you.

Daniel M. Bradbury

DANIEL M. BRADBURY
President and Chief Executive Officer

SYMLIN

THE FIRST AND ONLY ANALOG OF THE HUMAN HORMONE AMYLIN, A PARTNER TO INSULIN, THIS FIRST-IN-CLASS DIABETES THERAPY OFFERS IMPROVED GLUCOSE CONTROL WITH WEIGHT LOSS.

SYMLIN® (pramlintide acetate) injection is an add-on therapy for people with type 2 or type 1 diabetes who use mealtime insulin therapy but whose blood sugar is inadequately controlled. Glucose control depends on two hormones, insulin and amylin, both produced in the beta cells of the pancreas. In patients with type 1 diabetes and oftentimes with type 2, beta cells have been damaged or destroyed, resulting in insulin and amylin deficiencies. As a synthetic version of amylin, SYMLIN functions similarly to the hormone, working in partnership with insulin to improve glucose control. In clinical trials, the addition of SYMLIN to mealtime insulin decreased daily glucose fluctuations, leading to better long-term glycemic control—and patients also experienced weight loss.

SYMLIN therapy became much easier and more convenient with the recent availability of the SymlinPen™ 120 and the SymlinPen™ 60, approved by the FDA in 2007. These new pre-filled pen-injectors feature simple, fixed dosing to improve mealtime glucose control, and they can be stored at room temperature after first use.






BILLYE, SYMLIN PATIENT

Billye was in her early forties when she was diagnosed with type 2 diabetes. She started out with diet and exercise, and over a five- to seven-year period graduated to oral medication, and eventually insulin. "On insulin, my blood sugar was pretty good," she says, "but I thought it could be better." Her endocrinologist suggested SYMLIN, and Billye began the therapy in January 2006.

"I had some minor nausea for about two weeks, but nothing bad enough that I wanted to stop taking the medicine—plus I was seeing results almost immediately.

"I have a lot of energy now. I'm exercising and watching my diet, and even though I'm taking less mealtime insulin, my blood sugar levels are right where they should be."


SymlinPen 120
120
SymlinPen 60
60

SymlinPen™ 120 and SymlinPen™ 60 pre-filled pen-injectors.

BYETTA

THIS FIRST-IN-CLASS THERAPY OFFERS POWERFUL AND SUSTAINED GLYCEMIC CONTROL, A DECREASED RISK OF HYPOGLYCEMIA AS COMPARED WITH INSULIN, AND THE ADDED BENEFIT OF PROGRESSIVE WEIGHT LOSS.

BYETTA® (exenatide) injection is the only FDA-approved incretin mimetic, a new class of drugs that mimics some of the actions of the human hormone glucagon-like peptide-1. BYETTA is indicated for patients with type 2 diabetes who are unsuccessful in controlling their blood sugar despite oral medication, and its unique combination of glucose control and weight loss is making a real difference.

Clinical data from three important studies released in 2007 underscored the compound's unprecedented combination of glucose control and weight loss. One of these showed a blood glucose lowering effect comparable to insulin glargine, with weight loss instead of gain, and a decrease in hypoglycemia. A separate study showed patients using BYETTA for three years have sustained glucose control, progressive weight loss, and improved beta cell function. And in patients using BYETTA for three and a half years, its use was associated with improved cardiovascular risk factors. Also in 2007, Amylin received FDA approval allowing BYETTA pens to be stored at room temperature after first use.



ALAN, BYETTA PATIENT

When Alan was diagnosed with type 2 diabetes about ten years ago, he was also overweight. "I started exercising diligently," he says, "and over time, I did get the weight down." But four years later, that all changed.

Alan began taking oral medication at a time when he was unable to exercise. He was gaining weight, and in 2005, his doctor prescribed BYETTA. "I had no problem with the injections, and my initial nausea went away after we reduced the dosage. I became very aware of my food intake, and now I try to eat much more selectively. My blood sugar has come down to the normal range, and I've lost a lot of weight. I really feel that I've been blessed."


Byetta
5
Byetta
10

BYETTA® 5 mcg pen and BYETTA® 10 mcg pen.

DIABETES

WITH SYMLIN AND BYETTA WELL ESTABLISHED IN THE MARKETPLACE AND EXCITING PRODUCTS IN THE PIPELINE, AMYLIN IS TAKING A LEADERSHIP POSITION IN COMBATING THE FASTEST GROWING DISEASE IN THE UNITED STATES.

4,110

Every day, approximately 4,110 Americans are diagnosed with diabetes—a total of 1.5 million new cases annually.

6.2M

Of the 20.8 million Americans living with diabetes, 6.2 million do not know it yet.

1 in 3

One in every three U.S. children born in this century will develop diabetes if current trends continue.

ANNUAL U.S. COST

$116 B

A RECENTLY PUBLISHED STUDY BY THE AMERICAN DIABETES ASSOCIATION showed the direct cost of diabetes in 2007 to be a staggering $116 billion, an increase of 26 percent from just five years ago. The largest segment was related to the treatment of complications caused by a lack of glycemic control, such as heart disease and stroke, high blood pressure, blindness, and kidney disease. If the trend continues, it's been projected that the annual cost of treating diabetes will be $250 billion by 2030.


$250B
$116B
Projected annual cost of diabetes by 2030
Direct annual cost of diabetes in 2007

SYMLIN

1.3M

INTRODUCTION OF THE NEW SYMLINPEN, with fixed dosing and improved convenience, is expected to encourage many of the nation's 1.3 million people now taking mealtime insulin to consider adding SYMLIN to their insulin regimen.

BYETTA

9M

BYETTA IS APPROVED as an adjunct therapy for type 2 diabetes patients using commonly prescribed oral medications—metformin, a sulfonylurea or a combination of the two—as well as patients using thiazolidinedione (TZD) alone or in combination with other oral medications. In total, this constitutes a patient pool of approximately 9 million people in the United States alone.

SOURCES: American Diabetes Association, Centers for Disease Control and Prevention

OBESITY

PEPTIDE HORMONES MAY PROVIDE AN UNPARALLELED OPPORTUNITY TO MEET THE DEMAND FOR A SAFE AND HIGHLY EFFECTIVE WEIGHT LOSS THERAPY.

10%

If maintained, weight losses as small as 10 percent of body weight can significantly improve health.

65%

Approximately 65 percent of adults in the United States are overweight or obese.

#2

Obesity is the second leading cause of preventable deaths in the United States.

ANNUAL U.S. COST

$100 B

THE TOTAL DIRECT AND INDIRECT COST attributed to overweight and obesity health issues exceeds $100 billion in the United States annually. Obesity is also rapidly becoming a major health problem in all industrialized nations and many developing countries. The World Health Organization reports that in 2005 approximately 1.6 billion adults were overweight and at least 400 million obese.


400 M
Obese adults worldwide
59 M
Obese American adults

PRAMLINTIDE/METRELEPTIN

12.7%

IN AN AMYLIN STUDY OF OBESITY THERAPY CANDIDATES, patients treated with a combination of pramlintide and metreleptin reduced body weight on average by 12.7 percent over 24 weeks—this represents an average loss of 25 pounds. The weight loss with the combination therapy continued throughout the study with no evidence of a plateau.

RISK

30+

OVERWEIGHT AND OBESE INDIVIDUALS are at increased risk for more than 30 medical conditions, including heart disease and stroke and some cancers. Obesity is currently associated with about 14 percent of cancer deaths in men and 20 percent in women.

SOURCES: American Diabetes Association, Centers for Disease Control and Prevention, The Obesity Society

SYMLIN®
(pramlintide acetate) injection

This first-in-class diabetes therapy, an analog of the human hormone amylin, is indicated for diabetes patients who are unable to control their blood sugar despite using mealtime insulin.

BYETTA®
(exenatide) injection

First in a new class of drugs that mimics some of the actions of the human hormone glucagon-like peptide 1, BYETTA offers glucose control and weight loss to type 2 diabetes patients unable to control their blood sugar with oral medications.

EXENATIDE ONCE WEEKLY

A potentially breakthrough medicine, this compound has demonstrated powerful glycemic control and weight loss. A clinical program designed to demonstrate its competitive superiority is now under way.

EXENATIDE NASAL

This novel formulation of exenatide for diabetes patients is in the early investigative phase and continues to show potential.

PRAMLINTIDE/METRELEPTIN

Another potentially transformational therapy, this unique combination of pramlintide and metreleptin—analogs of the human hormones amylin and leptin—has already demonstrated significant, progressive weight loss.

2ND GENERATION AMYLINOMIMETIC

This second generation amylin analog, optimized for treatment of obesity, is being studied as a stand-alone therapy and also in combination with other hormones. Its potential for once-weekly dosing will be explored in 2008.

AMYLIN IS COMMITTED TO THE DISCOVERY, DEVELOPMENT, AND COMMERCIALIZATION OF TRANSFORMATIONAL THERAPIES.

While most of the pharmaceutical industry screens against already described molecular "targets" to find potential drug candidates, Amylin has taken an integrated biological approach. Its discovery process is designed to identify previously unknown peptide hormones—molecular chains of amino acids that circulate through the bloodstream and play important metabolic roles. Amylin scientists are discovering novel peptide hormones, uncovering their therapeutic potential, improving their performance, and creating innovative new therapies designed to address unmet medical needs.

A key resource developed over time is a proprietary and continually growing polypeptide hormone library that encompasses an extensive panel of more than 1,000 potentially valuable biologics taken from nature. These have been synthesized to create a rich source of compounds for ongoing research into functionality, utility, and potential value in the treatment of human disease.

Amylin is leveraging its science to continually advance diabetes care and to deliver new treatments for obesity and other diseases. The company's lead development program is a potentially breakthrough medicine—exenatide once weekly—for type 2 diabetes. In a 30-week clinical trial, this compound demonstrated powerful glucose efficacy, complemented by weight loss—the best ever observed in a diabetes pivotal study. Another potentially transformational therapy in development is a unique combination of pramlintide and metreleptin, an output of Amylin's Integrated Neurohormonal Therapy for Obesity (INTO) program. The program is designed to harness the naturally occurring power of peptide and protein hormones and apply them in combination for improved patient outcomes in the struggle for weight loss.

In addition to internal development programs, Amylin is also applying its deep understanding of metabolic medicine and the role of peptide hormones in collaborations with highly specialized research organizations. These R&D efforts, focused on long-term opportunities, are exploring the potential role of biologically active peptides in psychiatric, inflammatory, and other disorders.

DISCOVER

DEVELOP


3
COMMERCIALIZATION
NEAR-TERM
MID-TERM
LONG-TERM


PHASE 1
PHASE 2

CORPORATE SOCIAL RESPONSIBILITY AT AMYLIN IS FOCUSED ON COMMUNITY INVOLVEMENT, SCIENCE EDUCATION, PATIENT ADVOCACY, AND ENVIRONMENTAL SUSTAINABILITY.

COMMUNITY

GENEROUSLY DONATING TIME, TALENT, AND ENERGY, AMYLIN GIVES BACK TO THE COMMUNITY.

Volunteerism is alive and well at Amylin, where employees are encouraged to strengthen their communities through participation and leadership in service, charitable, educational, and civic initiatives. A key community focus is improving diabetes and obesity awareness through projects and events that support diabetes research and promote healthy living. Many team members joined the Juvenile Diabetes Research Foundation's "Walk for the Cure" in California, Ohio, and other locations across the United States. Amylin teams also participated nationwide in the American Diabetes Association's "Tour de Cure." Amylin was named the top corporate contributor in San Diego by raising $140,000 through numerous special fundraising events and activities. In recognition of this spirit of volunteerism, the company was honored with the 2007 Corporate Philanthropy Award from the Association of Fundraising Professionals of San Diego.

EDUCATION

SUPPORT FOR THE BIOTECHNOLOGY COMMUNITY AND THE NEXT GENERATION OF SCIENTISTS IS AN ONGOING COMMITMENT AT AMYLIN.

To encourage and support future scientists, Amylin collaborates with local universities to provide scholarships and enrichment programs for students who are interested in science and biotechnology. To recognize outstanding efforts in patient-oriented diabetes research, Amylin sponsors the Distinguished Clinical Scientist Award, in collaboration with the American Diabetes Association. Amylin employees are actively involved in high school science and technology fairs, science education efforts in the community, mentoring programs for low-income, college-bound students, and leading a robust program for summer internships.

ADVOCACY

A NEW ONLINE TOOL GIVES ADVOCATES AND POLICY-MAKERS A CLEAR PICTURE OF DIABETES ISSUES IN THEIR COMMUNITIES AND CONSTITUENCIES.

Launched on Capitol Hill in March 2007, the Diabetes Atlas (D-ATLAS) is an innovative, evidence-based tool designed to raise diabetes awareness among advocates, policymakers, and legislators. D-ATLAS graphically maps type 2 diabetes prevalence by race/ethnicity, age, or gender throughout the nation, individual states, and congressional and state legislative districts. It was built through a collaborative effort among Amylin, Lilly, and the National Minority Quality Forum, an organization that works to combat disproportionate deaths and preventable illness in racial and ethnic minorities.

ENVIRONMENT

THE AMYLIN GREEN TEAM LEADS COMPANY-WIDE SUSTAINABILITY EFFORTS THAT RESULTED IN THE RECYCLING OF 285,172 POUNDS OF WASTE IN 2007.

With environmental sustainability as a major priority, Amylin has adopted the Leadership in Energy and Environmental Design (LEED) Green Building System™ to validate best practices in energy efficiency and environmentally responsible construction. LEED Certification has already been awarded to one location, two others are registered for review, and certification of the new facility in Ohio is being pursued. Amylin also is installing photovoltaic panels on its newest building, adopting water-wise landscaping, applying green chemistry practices, and pursuing ISO 14001 certification in corporate environmental management.

BOARD OF DIRECTORS

JOSEPH C. COOK, JR.
Chairman of the Board, Amylin Pharmaceuticals, Inc.

Mr. Cook has been a director since 1994 and is a former Chief Executive Officer of Amylin Pharmaceuticals, Inc. He has been Chairman of the Board since March 1998 and serves on the Finance Committee.

DANIEL M. BRADBURY
President and Chief Executive Officer, Amylin Pharmaceuticals, Inc.

Mr. Bradbury has been a director since June 2006 and serves on the Finance Committee.

ADRIAN ADAMS
President and Chief Executive Officer, Sepracor, Inc.

Mr. Adams has been a director since October 2007 and serves on the Compensation and Human Resources Committee.

STEVEN R. ALTMAN
President, Qualcomm Incorporated

Mr. Altman has been a director since March 2006 and serves on the Compensation and Human Resources Committee.

TERESA BECK
President and Chief Financial Officer, American Stores Company (retired)

Ms. Beck has been a director since March 2007 and serves on the Audit Committee.

KARIN EASTHAM
Executive Vice President, Chief Operating Officer and Member of Board of Trustees, Burnham Institute for Medical Research

Ms. Eastham has been a director since September 2005 and serves as chair of the Audit Committee and on the Compensation and Human Resources Committee.

JAMES R. GAVIN III, M.D., PH.D.
Clinical Professor of Medicine, Emory University School of Medicine

Dr. Gavin has been a director since December 2005 and serves as chair of the Corporate Governance Committee.

GINGER L. GRAHAM
Former Chief Executive Officer, Amylin Pharmaceuticals, Inc.

Ms. Graham, former Chief Executive Officer of Amylin Pharmaceuticals, Inc., has been a director since November 1995 and serves on the Finance Committee.

HOWARD E. (TED) GREENE, JR.
Co-Founder, Amylin Pharmaceuticals, Inc.

Mr. Greene is a co-founder and former Chief Executive Officer of Amylin Pharmaceuticals, Inc., and has been a director since September 1987. He serves on the Finance Committee.

JAY S. SKYLER, M.D., M.A.C.P.
Professor of Medicine, Pediatrics and Psychology, University of Miami

Dr. Skyler has been a director since August 1999 and serves on the Corporate Governance Committee.

JOSEPH P. SULLIVAN
Chairman of the Board of Advisors, Rand Health, and Chairman of the Board of Advisors, UCLA Medical Center

Mr. Sullivan has been a director since September 2003 and serves as chair of the Finance Committee and on the Audit Committee.

JAMES N. WILSON
Chairman of the Board, Corcept Therapeutics, Inc.

Mr. Wilson has been a director since March 2002 and serves as chair of the Compensation and Human Resources Committee and on the Corporate Governance Committee.

EXECUTIVE MANAGEMENT

DANIEL M. BRADBURY
President and Chief Executive Officer

ALAIN D. BARON, M.D.
Sr. VP, Research

MARY V. BAUMAN
VP, New Product Commercialization

ONAIZA J. CADORET-MANIER
VP, Brand Management

LAURA M. CLAGUE
VP, Corporate Controller

ANNA E. CRIVICI, PH.D.
VP, Project Management and Business Process Development

CRAIG A. EBERHARD
VP, Sales

MARK G. FOLETTA
Sr. VP, Finance and Chief Financial Officer

MARK J. GERGEN
Sr. VP, Corporate Development

MICHAEL R. HANLEY, PH.D.
VP, Discovery Research and Chief Scientific Officer

SARAH L. HANSSEN
VP, Commercial Operations and
Strategic Relationship Management

ORVILLE G. KOLTERMAN, M.D.
Sr. VP, Development

HARRY J. LEONHARDT
VP, Intellectual Property

MARCEA BLAND LLOYD
Sr. VP, Legal and Corporate Affairs, and General Counsel

DAVID G. MAGGS, M.D.
VP, Medical Affairs

ROGER MARCHETTI
Sr. VP, Human Resources and Information Management

PAUL G. MARSHALL
VP, Operations

JONATHAN P. MOW
VP, Business Development

LISA E. PORTER, M.D.
VP, Clinical Development

PHILIP C. RANKER
VP, Finance

WILLIAM E. ROTE, PH.D.
VP, Corporate Development, New Ventures

LLOYD A. ROWLAND
VP, Governance and Compliance, and Corporate Secretary

GREGG STETSKO, PH.D.
VP, Strategy and Technology Planning

REED L. VICKERMAN
VP, Corporate Operations

DAWN M. VIVEASH, M.D.
VP, Regulatory Affairs and Global Safety

CHRISTIAN WEYER, M.D.
VP, Clinical Research

JOE A. YOUNG
Sr. VP, Marketing

FINANCIALS

This report contains forward-looking statements about Amylin which involve risks and uncertainties. Our actual results could differ materially from those discussed in this report due to a number of factors, including that BYETTA and/or SYMLIN may be affected by competition, unexpected new data, technical issues, or manufacturing and supply issues; risks that our financial results may fluctuate significantly from period to period and may not meet market expectations; risks that our clinical trials may not start when planned or may not replicate previous results; risks that our pre-clinical studies may not be predictive; risks that our New Drug Applications for product candidates and Supplemental New Drug Applications for label expansion requests may not be submitted on a timely basis or receive regulatory approval; risks that we may not be able to complete construction, manufacturing scale-up, and validation of our manufacturing facility on a timely basis, or at all; and scientific, regulatory and other risks inherent in the drug development and commercialization process. Commercial and government reimbursement and pricing decisions and the pace of market acceptance may also affect the potential of BYETTA and/or SYMLIN. These and additional risks and uncertainties are described more fully in our recently filed Form 10-K. We disclaim any obligation to update these forward-looking statements.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The NASDAQ Global Market under the symbol "AMLN." The following table sets forth, for the periods indicated, the reported high and low sales price per share of our common stock on The NASDAQ Global Market:

	HIGH	LOW
Year Ended December 31, 2007		
Fourth Quarter	**$51.10**	**$35.83**
Third Quarter	**$53.25**	**$40.86**
Second Quarter	**$46.93**	**$36.91**
First Quarter	**$42.45**	**$35.55**
Year Ended December 31, 2006		
Fourth Quarter	$48.48	$35.74
Third Quarter	$51.54	$40.76
Second Quarter	$49.37	$38.16
First Quarter	$49.08	$35.58

The last reported sale price of our common stock on The NASDAQ Global Market on February 13, 2008 was $29.25. As of February 13, 2008, there were approximately 630 shareholders of record of our common stock.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

PERFORMANCE MEASUREMENT COMPARISON

The following graph compares total stockholder returns of Amylin for the past five years to two indices: the NASDAQ Composite Index, or the NASDAQ Composite, and the NASDAQ Pharmaceutical Index, or the NASDAQ Pharmaceutical. The total return for our common stock and for each index assumes the reinvestment of dividends, although dividends have never been declared on our common stock, and is based on the returns of the component companies weighted according to their capitalizations as of the end of each monthly period. The NASDAQ Composite tracks the aggregate price performance of equity securities of U.S. companies traded on the NASDAQ Stock Market, or the NSM. The NASDAQ Pharmaceutical tracks the aggregate price performance of equity securities of pharmaceutical companies traded on the NSM.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Amylin Pharmaceuticals, the NASDAQ Composite Index, and the NASDAQ Pharmaceutical Index


$ 350
$ 300
$ 250
$ 200
$ 150
$ 100
$ 50
12.02 03.03 06.03 09.03 12.03 03.04 06.04 09.04 12.04 03.05 06.05 09.05 12.05 03.06 06.06 09.06 12.06 03.07 06.07 09.07 12.07
AMYLIN PHARMACEUTICALS, INC.
NASDAQ COMPOSITE
NASDAQ PHARMACEUTICAL

* $100 invested on 12/31/02 in stock or index — including reinvestment of dividends

Fiscal year ending December 31.

SELECTED FINANCIAL DATA

Please read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this annual report.

	YEAR ENDED DECEMBER 31				
(IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)	2007	2006	2005	2004	2003
Consolidated Statements of Operations Data:					
Net product sales	**$ 701,450**	$ 474,038	$ 86,713	$ —	$ —
Revenues under collaborative agreements	**79,547**	36,837	53,761	34,268	85,652
Total revenues	**780,997**	510,875	140,474	34,268	85,652
Costs and expenses:					
Cost of goods sold	**65,457**	50,073	14,784	—	—
Selling, general and administrative	**390,982**[1]	281,950[1]	171,520	66,958	56,761
Research and development	**276,600**[2]	222,053[2]	132,128	119,558	149,431
Collaborative profit-sharing	**290,934**	194,191	31,359	—	—
Acquired in-process research and development	—	—	—	—	3,300
Total costs and expenses	**1,023,973**	748,267	349,791	186,516	209,492
Make-whole payment on debt redemption	—	(7,875)	—	—	—
Net interest and other income (expense)	**31,840**	26,411	2,485	(4,909)	1,032
Net loss	**(211,136)**	(218,856)	(206,832)	(157,157)	(122,808)
Net loss per share — basic and diluted	**$ (1.59)**	$ (1.78)	$ (1.96)	$ (1.67)	$ (1.33)
Shares used in calculating net loss per share — basic and diluted	**132,621**	122,647	105,532	94,054	92,396
Consolidated Balance Sheets Data:					
Cash, cash equivalents and short-term investments	**$ 1,130,415**	$ 767,331	$ 443,423	$ 293,756	$ 269,776
Working capital	**$ 1,049,024**	$ 702,930	$ 415,134	$ 282,421	$ 243,144
Total assets	**$ 1,774,211**	$ 1,060,386	$ 566,962	$ 357,800	$ 311,045
Long-term obligations, excluding current portion	**$ 934,109**	$ 221,208	$ 399,112	$ 403,233	$ 202,425
Accumulated deficit	**$(1,434,320)**	$(1,223,184)	$(1,004,328)	$(797,496)	$(640,339)
Total stockholders' equity (deficit)	**$ 552,818**	$ 635,291	$ 69,264	$ (87,370)	$ 63,216

[1] Selling, general and administrative expenses for the years ended December 31, 2007 and 2006 include approximately $35.4 million and $29.0 million, respectively, of employee stock-based compensation expense pursuant to the provisions of Statement of Financial Accounting Standards No. 123R "**Share-Based Payment**" which the Company adopted on January 1, 2006.

[2] Research and development expenses for the year ended December 31, 2007 and 2006 include approximately $23.6 million and $22.9 million, respectively, of employee stock-based compensation expense pursuant to the provisions of Statement of Financial Accounting Standards No. 123R "**Share-Based Payment**" which the Company adopted on January 1, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

Amylin Pharmaceuticals, Inc. is a biopharmaceutical company committed to improving the lives of people with diabetes, obesity and other diseases through the discovery, development and commercialization of innovative medicines. We have developed and gained approval for two first-in-class medicines to treat diabetes, BYETTA® (exenatide) injection and SYMLIN® (pramlintide acetate) injection, both of which were commercially launched in the United States during the second quarter of 2005. BYETTA has also been approved in the European Union, or EU, and our collaboration partner, Eli Lilly and Company, or Lilly, launched BYETTA in 22 countries outside of the United States during 2007. We expect Lilly to continue to launch BYETTA in additional EU member states and other countries in 2008.

BYETTA is the first and only approved medicine in a new class of compounds called incretin mimetics. We began selling BYETTA in the United States in June 2005. BYETTA is approved in the United States for the treatment of patients with Type 2 diabetes who have not achieved adequate glycemic control and are using metformin, a sulfonylurea and/or a thiazolidinedone, or TZD, three common oral therapies for Type 2 diabetes. Net product sales of BYETTA were $636.0 million, $430.2 million and $75.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We have an agreement with Lilly for the global development and commercialization of exenatide. This agreement includes BYETTA and any sustained-release formulations of exenatide such as exenatide once weekly (formerly referred to as exenatide LAR), our once weekly formulation of exenatide for the treatment of Type 2 diabetes. Under the terms of the agreement, operating profits from products sold in the United States are shared equally between Lilly and us. The agreement provides for tiered royalties payable to us by Lilly based upon the annual gross margin for all exenatide product sales, including any long-acting release formulations, outside of the United States. Royalty payments for exenatide product sales outside of the United States will commence after a one-time cumulative gross margin threshold amount has been met. We expect royalty payments to commence in 2009. Lilly is responsible for 100% of the costs related to development of twice-daily BYETTA for sale outside of the United States. Development costs related to all other exenatide products for sale outside of the United States will continue to be allocated 80% to Lilly and 20% to us. Lilly will continue to be responsible for 100% of the costs related to commercialization of all exenatide products for sale outside of the United States.

SYMLIN is the first and only approved medicine in a new class of compounds called amylinomimetics. We began selling SYMLIN in the United States in April 2005 for the treatment of patients with either Type 1 or Type 2 diabetes who are treated with mealtime insulin but who have not achieved adequate glycemic control. Net product sales of SYMLIN were $65.5 million, $43.8 million and $11.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We have a field force of approximately 600 people dedicated to marketing BYETTA and SYMLIN in the United States. Our field force includes our specialty and primary care sales forces, a managed care and government affairs organization, a medical science organization and diabetes care specialists. In addition, Lilly co-promotes BYETTA in the United States and has primary responsibility for developing and commercializing BYETTA outside of the United States, and any sustained-release formulations of exenatide such as exenatide once weekly.

In addition to our marketed products, we are working with Lilly and Alkermes, Inc. to develop exenatide once weekly. We are also working with Alkermes and Parsons, Inc. on the construction of a manufacturing facility for exenatide once weekly in Ohio. We expect to complete the commercial scale manufacturing process in this facility in the second half of 2008 and we are also working aggressively to provide sufficient data to the United States Food and Drug Administration, or FDA, to demonstrate comparability between exenatide once weekly clinical trial material manufactured by our partner, Alkermes, in its facility and exenatide once weekly produced in our West Chester, Ohio facility.

We also have other early stage programs for diabetes, obesity, and other therapeutic areas. We have a number of compounds in development for the potential treatment of obesity which are part of a broader clinical strategy which we refer to as INTO: Integrated Neurohormonal Therapies for Obesity. We also maintain an active discovery research program focused on novel peptide therapeutics. We are actively seeking to in-license additional drug candidates. We have partnered with PyschoGenics, Inc., to form Psylin Neurosciences, Inc., a company that will focus on the discovery and development of peptide hormones for treatment of psychiatric indications. During the second quarter of 2007, we made a strategic equity investment in BioSeek, Inc., or BioSeek, a company that specializes in predictive human cell-based disease models, and contracted with BioSeek to assess the potential utility of Amylin's peptide hormones in immune/inflammatory disorders. During the fourth quarter of 2007, we made a strategic equity investment in Xenome Ltd., or Xenome, a company with largely venom-based peptide libraries, and contracted with Xenome to discover and develop novel peptide therapeutics for a range of metabolic and musculoskeletal diseases.

RECENT DEVELOPMENTS

Diabetes

- Announced positive results from a 30-week comparator study of exenatide once-weekly injection and BYETTA taken twice daily in patients with Type 2 diabetes. We anticipate a regulatory submission to the FDA by the end of the first half of 2009.
- Announced positive results from a 24-week study of monotherapy, or stand alone, BYETTA in drug naïve patients with Type 2 diabetes. We plan for a regulatory submission for a monotherapy indication to the FDA in the first half of 2008.
- Received FDA approval of the SymlinPen™ 120 and the SymlinPen™ 60 pen-injector devices for administering SYMLIN. These new pre-filled pen-injector devices feature simple, fixed dosing to improve mealtime glucose control. This new product presentation was commercially launched in the United States in January 2008.
- Announced plans for a clinical program for exenatide once weekly consisting of three trials designed to show superiority of exenatide once weekly for the treatment of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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Type 2 diabetes over common medications used in the treatment of Type 2 diabetes, including TZDs, DPP-IV inhibitors and insulin glargine. The first of these trials is underway. Results from the first two studies are expected during the first half of 2009 and results from the third study are expected by early 2010.

- Made continued progress and expanded the scope of the construction of our manufacturing facility for exenatide once weekly in Ohio. We remain on schedule to complete the commercial-scale manufacturing process at this facility in the second half of 2008.

Obesity

- Positive results from a 24-week proof-of-concept study with pramlintide, an analog of human amylin, and recombinant human leptin (metreleptin) combination treatment in overweight or obese subjects, validating our novel INTO strategy. We plan for additional development in 2008, including the initiation of a Phase 2B study and development work on a formulation that will provide both pramlintide and metreleptin in a single injection.

Financial and Operational

- In June 2007, we issued $575.0 million in aggregate principal amount of 3.0% convertible senior notes due in 2014, referred to as the 2007 Notes, generating net proceeds of approximately $558.7 million.
- In December 2007, we entered into a $140.0 million credit agreement. The credit agreement provides for a $125.0 million term loan, which generated net proceeds of approximately $123.5 million, and a $15.0 million revolving credit facility.

Since our inception in September 1987, we have devoted substantially all of our resources to our research and development programs and, more recently, to the commercialization of our products and the ongoing construction of our manufacturing facility for exenatide once weekly. All of our revenues prior to the second quarter of 2005 were derived from fees and expense reimbursements under our BYETTA collaboration agreement with Lilly, previous SYMLIN collaborative agreements, and previous co-promotion agreements. During the second quarter of 2005, we began to derive revenues from product sales of BYETTA and SYMLIN. We have been unprofitable since inception and may incur additional operating losses for at least the next few years. At December 31, 2007, our accumulated deficit was approximately $1.4 billion.

At December 31, 2007, we had $1.1 billion in cash, cash equivalents and short-term investments. We may not generate positive operating cash flows for at least the next few years and accordingly, we may need to raise additional funds from outside sources. Refer to the discussions under the headings "Liquidity and Capital Resources" below for further discussion regarding our anticipated future capital requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, stock-based compensation, inventory costs, research and development expenses and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements (see Note 1 to our consolidated financial statements on page 62).

Revenue Recognition

We recognize revenue from the sale of our products, license fees and milestones earned and for reimbursement of development costs based on contractual arrangements.

Net Product Sales

We sell our products primarily to wholesale distributors, who in turn, sell to retail pharmacies, pharmacy benefit managers and government entities. Decisions made by these wholesalers and their customers regarding the level of inventories they hold, and thus the amount of product they purchase, can materially affect the level of our product sales in any particular period.

We recognize revenue from the sale of our products when delivery has occurred and title has transferred to our wholesale customers, net of allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts and prescription vouchers. We are required to make significant judgments and estimates in determining some of these allowances. If actual results differ from our estimates, we will be required to make adjustments to these allowances in the future.

Product Returns

We do not offer our wholesale customers a general right of return. However, we will accept returns of products that are damaged or defective when received by the wholesale customer or for any unopened product during the period beginning six months prior to and up to 12 months subsequent to its expiration date. We estimate product returns based on our historical returns experience, and industry trends for other products with similar characteristics. Additionally, we consider several other factors in our estimation process including our internal sales forecasts, the expiration dates of product shipped and third party data to assist us in monitoring estimated channel inventory levels and prescription trends. Actual returns could exceed our historical experience and our estimates of expected future returns due to factors such as wholesaler and retailer stocking patterns and inventory levels and/or competitive changes. To date actual returns have not differed materially from our estimates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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Rebates and Wholesaler Chargebacks

Allowances for rebates include mandated discounts under the Medicaid Drug Rebate Program and contracted discounts with commercial payors. Rebates are amounts owed after the final dispensing of the product by a pharmacy to a benefit plan participant and are based upon contractual agreements or legal requirements with private sector and public sector (e.g. Medicaid) benefit providers. The allowance for rebates is based on contractual discount rates, expected utilization under each contract and our estimate of the amount of inventory in the distribution channel that will become subject to such rebates. Our estimates for expected utilization for rebates are based on historical rebate claims and to a lesser extent third party market research data. Rebates are generally invoiced and paid quarterly in arrears so that our accrual consists of an estimate of the amount expected to be incurred for the current quarter's activity, plus an accrual for prior quarters' unpaid rebates and an accrual for inventory in the distribution channel.

Wholesaler chargebacks are discounts that occur when contracted customers purchase directly from an intermediary wholesale purchaser. Contracted customers, which currently consist primarily of Federal government entities purchasing off the Federal Supply Schedule, generally purchase the product at its contracted price, plus a mark-up from the wholesaler. The wholesaler, in-turn, charges back to the Company the difference between the price initially paid by the wholesaler and the contracted price paid to the wholesaler by the customer. The allowance for wholesaler chargebacks is based on expected utilization of these programs and reported wholesaler inventory levels. Actual rebates and wholesaler chargebacks could exceed historical experience and our estimates of future participation in these programs. To date, actual rebate claims and wholesaler chargebacks have not differed materially from our estimates.

Wholesaler Discounts

Wholesaler discounts consist of prompt payment discounts and distribution service fees. We offer all of our wholesale customers a 2% prompt-pay discount within the first 30 days after the date of the invoice. Distribution service fees arise from contractual agreements with certain of our wholesale customers for distribution services they provide to us and are generally a fixed percentage of their purchases of our products in a given period. Prompt payment discounts and distribution service fees are recorded as a reduction to gross sales in the period the sales occur. The allowance for wholesaler discounts is based upon actual data of product sales to wholesale customers and not on estimates.

Prescription Vouchers

Prescription vouchers result in amounts owed to pharmacies that have redeemed vouchers for a free prescription. We provide prescription vouchers to physicians, who in turn distribute them to patients. Patients may redeem a voucher at a pharmacy for a free prescription. We reimburse the pharmacy for the price it paid the wholesaler for the medicine and record this reimbursement as a reduction to gross sales. The allowance for prescription vouchers is based on the number of unredeemed vouchers in circulation, and the estimated utilization rate. The estimated utilization rate is based on our historical utilization rates experience with prescription vouchers. The allowance for prescription vouchers could exceed historical experience and our estimates of future utilization rates. To date, actual prescription voucher utilization has not differed materially from our estimates.

Revenues under Collaborative Agreements

Amounts received for upfront product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Non-refundable amounts received for substantive milestones are recognized upon achievement of the milestone and the expiration of stock conversion rights, if any, associated with such payments. Amounts received for equalization of development expenses are recognized in the period in which the related expenses are incurred. Any amounts received prior to satisfying our revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets.

Valuation of Stock-Based Compensation

We account for stock-based compensation to employees in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards (SFAS) No. 123R, "**Share-Based Payment.**" SFAS No. 123R requires us to expense the estimated fair value of non-cash, stock-based payments to employees.

We estimate the fair value of stock-based payments to employees using the Black-Scholes model. This estimate is affected by our stock price as well as assumptions regarding a number of inputs that require us to make significant estimates and judgments. These inputs include the expected volatility of our stock price, the expected term of employee stock options, the risk-free interest rate and expected dividends.

We estimate volatility based upon the historical volatility of our common stock for a period corresponding to the expected term of our employee stock options and the implied volatility of market-traded options on our common stock with various maturities between six months and two years, consistent with the guidance in SFAS No. 123R and the Security and Exchange Commission's, or SEC's, Staff Accounting Bulletin, or SAB, No. 107. Prior to the adoption of SFAS No. 123R, we estimated volatility based on the historical volatility of our common stock for a period corresponding to the expected term of our employee stock options. The determination to use implied volatility in addition to historical volatility was based upon the availability of data related to actively traded options on our common stock and our assessment that the addition of implied volatility is more representative of future stock price trends than historical volatility alone.

The expected life of our employee stock options represents the weighted-average period of time that options granted are expected to be outstanding in consideration of historical exercise patterns and the assumption that all outstanding options will be exercised at the mid-point of the then current date and their maximum contractual term.

The risk-free interest rates are based on the yield curve of United States Treasury strip securities in effect at the time of grant for periods corresponding with the expected life of our employee stock options. We have never paid

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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dividends and do not anticipate doing so for the foreseeable future. Accordingly, we have assumed no dividend yield for purposes of estimating the fair value of our stock-based payments to employees.

If factors underlying the above assumptions change in future periods, the associated estimated non-cash, stock-based compensation expense that we record may differ significantly from what we have recorded in the current period.

Inventories and Related Reserves

Inventories consist of raw materials, work-in-process and finished goods for SYMLIN and BYETTA. We maintain inventory reserves primarily for production failures and potential product expiration. The manufacturing processes for our products are complex. Deviations in the manufacturing process may result in production failures and additional inventory reserves. Obsolete inventory due to expiration may also result in additional inventory reserves. In estimating inventory obsolescence reserves, we analyze the shelf life, expiration dates and internal sales forecasts, each on a product-by-product basis.

Research and Development Expenses

Research and development costs are expensed as incurred and include: salaries, benefits, bonus, stock-based compensation, license fees, milestones under license agreements, costs paid to third-party contractors to perform research, conduct clinical trials, and develop drug materials and delivery devices; and associated overhead expenses and facilities costs. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. We accrue the costs of services rendered in connection with third-party contractor activities based on our estimate of management fees, site management and monitoring costs and data management costs. Differences between actual clinical trial costs from estimated clinical trial costs have historically not been material and are adjusted for in the period in which they become known.

Income Taxes

We have net deferred tax assets relating primarily to net operating loss carry forwards and research and development tax credits. Subject to certain limitations, these deferred tax assets may be used to offset taxable income in future periods. Since we have been unprofitable since inception and the likelihood of future profitability is not assured, we have reserved for most of these deferred tax assets in our consolidated balance sheets at December 31, 2007 and 2006, respectively. If we determine that we are able to realize a portion or all of these deferred tax assets in the future, we will record an adjustment to increase their recorded value and a corresponding adjustment to increase income in that same period.

We adopted the provisions of FIN 48 and FSP FIN 48-1 effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "**Accounting for Income Taxes**," and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We had no cumulative effect adjustment related to the adoption due to a full valuation allowance against deferred tax assets. We provide estimates for unrecognized tax benefits. These unrecognized tax benefits relate primarily to issues common among corporations in our industry. We apply a variety of methodologies in making these estimates which include advice from industry and subject experts, evaluation of public actions taken by the Internal Revenue Service and other taxing authorities, as well as our own industry experience. If our estimates are not representative of actual outcomes, our results could be materially impacted.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "**Business Combinations**" and SFAS No. 160, "**Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51.**" SFAS No. 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 141R and SFAS No. 160 are effective for us beginning in the first quarter of fiscal 2009. Early adoption is not permitted. We are currently evaluating the impact that SFAS No. 141R and SFAS No. 160 will have on our consolidated financial statements.

In June 2007, the FASB ratified the Emerging Issues Task Force, or "EITF" consensus on EITF Issue No. 07-3, "**Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities.**" EITF Issue No. 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. The adoption of EITF Issue No. 07-3 is not expected to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "**The Fair Value Option for Financial Assets and Financial Liabilities.**" SFAS No. 159 gives us the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective for us beginning January 1, 2008. We are currently evaluating the impact, if any, that adoption of SFAS No. 159 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "**Fair Value Measurements,**" which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material effect on our consolidated financial statements.

RESULTS OF OPERATIONS

Net Product Sales

Net product sales for the years ended December 31, 2007, 2006 and 2005 were $701.5 million, $474.0 million and $86.7 million, respectively, and consisted of sales of BYETTA and SYMLIN, less allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts, and prescription vouchers. The following table provides information regarding net product sales (in millions):

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
BYETTA	**$636.0**	$430.2	$75.2
SYMLIN	**65.5**	43.8	11.5
	$701.5	$474.0	$86.7

The increases in net product sales for BYETTA and SYMLIN for the year ended December 31, 2007 as compared to the same period in 2006 and for the year ended December 31, 2006 as compared to the same period in 2005, primarily reflects continued growth in patient use.

Revenues under Collaborative Agreements

The following table summarizes the components of revenues under collaborative agreements for the years ended December 31, 2007, 2006 and 2005 (in millions):

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Amortization of up-front payments	**$ 4.3**	$ 4.3	$ 4.3
Recognition of milestone payments	**15.0**	—	35.0
Cost-sharing payments	**60.2**	32.5	14.5
	$79.5	$36.8	$53.8

Substantially all of the revenue recorded in these periods consists of amounts earned pursuant to our BYETTA collaboration agreement with Lilly and consists primarily of the continued amortization of up-front payments, milestone payments and cost-sharing payments to equalize development expenses for BYETTA and exenatide once weekly.

The $42.7 million increase in revenues under collaborative agreements in 2007, as compared to 2006, primarily reflects increases in milestone and cost-sharing payments related to our collaboration agreement with Lilly. Milestone payments in 2007 consisted of the recognition of milestones earned primarily associated with Lilly's launch of BYETTA in the EU. The increase in cost-sharing payments in 2007, as compared to 2006 primarily reflects Lilly's reimbursement to us of increased development expenses incurred by us for exenatide once weekly.

The $17.0 million decrease in revenues under collaborative agreements in 2006, as compared to 2005, primarily reflects a reduction in milestone payments, partially offset by an increase in cost-sharing payments. Milestone payments in 2005 consisted of the recognition of $35 million of milestones earned in connection with the regulatory approval and commercial launch of BYETTA in the United States. The increase in cost-sharing payments in 2006, as compared to 2005 primarily reflects increased development expenses for exenatide once weekly.

In future periods, revenues under collaborative agreements will consist of ongoing cost-sharing payments from Lilly to equalize development costs, possible future milestone payments and the continued amortization of the up-front payment.

Cost of Goods Sold

Cost of goods sold was $65.5 million, representing a gross margin of 91%, $50.1 million, representing a gross margin of 89%, and $14.8 million, representing a gross margin of 83%, for the years ended December 31, 2007, 2006 and 2005, respectively. Costs of goods sold is comprised primarily of manufacturing costs associated with BYETTA and SYMLIN sales during the period. The improvement in gross margin in 2007 as compared to 2006 and in 2006 as compared to 2005 primarily reflects a higher average net sales price per unit for BYETTA and lower unit costs for BYETTA resulting from higher production volumes. Quarterly fluctuations in gross margins may be influenced by product mix and the level of sales allowances.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $391.0 million, $282.0 million and $171.5 million in the years ended December 31, 2007, 2006 and 2005, respectively.

The $109.0 million increase in 2007 as compared to 2006 reflects the full annual effect of the expansion of our sales force during the fourth quarter of 2006, increased promotional expenses for BYETTA and SYMLIN, increased business infrastructure to support our growth and an increase in stock-based compensation including costs associated with the adoption of our employee stock ownership plan, or ESOP, and increased expense from stock options due to growth in our number of employees.

The $110.5 million increase in 2006 as compared to 2005 primarily reflects the full annual effect of the 2005 expansion of our commercial capabilities to support the launches of BYETTA and SYMLIN, the continued expansion in 2006 of these capabilities, including the addition of approximately 150 individuals to our field force, increased marketing activities, including medical education, market research and product sampling for BYETTA, growth in our business infrastructure and $29.0 million of stock-based compensation.

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We, along with Lilly, are jointly responsible for the co-promotion of BYETTA within the United States, and share equally in sales force costs and external marketing expenses. Accordingly, our selling, general and administrative expenses include our 50% share of these costs in the United States.

Selling general and administrative expenses are expected to continue to increase in 2008 due to continued investment in promotional activities for BYETTA and SYMLIN, investment in prelaunch education activities for exenatide once-weekly, and increases in business infrastructure to support our growth.

Research and Development Expenses

Currently, our research and development efforts are focused on programs for the treatment of diabetes and obesity in various stages of development. From inception through 1998, we devoted substantially all of our research and development efforts to SYMLIN. Beginning in 1999, our research and development costs started to include costs for our other drug candidates, primarily BYETTA and exenatide once weekly. In 2004 we initiated our program for the treatment of obesity with pramlintide and in 2006 we commenced our INTO clinical research program for obesity.

The drug development process in the United States includes a series of steps defined by the FDA. The process begins with discovery and preclinical evaluation leading up to the submission of an IND to the FDA, which allows for the initiation of the clinical evaluation of a potential drug candidate in humans. Clinical evaluation is typically comprised of three phases of study: Phase 1, Phase 2 and Phase 3. Generally, the majority of a drug candidate's total development costs are incurred during Phase 3, which consists of trials that are typically both the longest and largest conducted during the drug development process. Successful completion of Phase 3 clinical testing is followed by the submission of an NDA to the FDA for marketing approval. It is not uncommon for the FDA to request additional data following its review of an NDA, which can significantly increase the drug development timeline and expenses. Following initial regulatory approval for a drug candidate, companies generally initiate additional clinical trials aimed at expanding product labeling and market potential.

The timing and costs to complete the successful development of any of our drug candidates are highly uncertain, and therefore difficult to estimate.

Our research and development expenses are comprised of salaries, benefits, bonus, stock-based compensation; license fees, and milestones under license agreements; costs paid to third-party contractors to perform research, conduct clinical trials, and develop drug materials and delivery devices; and associated overhead expenses and facilities costs. We charge direct internal and external program costs to the respective development programs. We also incur indirect costs that are not allocated to specific programs because such costs benefit multiple development programs and allow us to increase our overall pharmaceutical development capabilities. These consist primarily of facilities costs and other internally-shared resources related to the development and maintenance of systems and processes applicable to all of our programs.

The following table sets forth information regarding our research and development expenses for our major projects for the years ended December 31, 2007, 2006 and 2005 (in millions):

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Diabetes[1]	**$151.8**	$104.5	$ 62.5
Obesity	**44.8**	43.9	17.7
Research and early-stage programs	**41.9**	40.8	27.6
Indirect costs	**38.1**	32.9	24.3
	$276.6	$222.1	$132.1

[1] Research and development expenses consist primarily of costs associated with Byetta and exenatide once weekly which are shared by Lilly pursuant to our collaboration agreement. Cost-sharing payments received by Lilly are included in revenues under collaborative agreements. Increased expenditures for our diabetes development programs are generally partially offset by an increase in cost-sharing payments from Lilly. Cost-sharing payments were $60.2 million, $32.5 million and $14.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Research and development expenses increased to $276.6 million for the year ended December 31, 2007 from $222.1 million for the year ended December 31, 2006. The $54.5 million increase in 2007 as compared to 2006 primarily reflects increased expenses associated with our diabetes programs. The increase in expenses for our diabetes programs primarily reflects increased expenses for exenatide once weekly associated with manufacturing scale-up at third-party manufacturers and our manufacturing facility in Ohio and expenses associated with the recently completed comparator study discussed above.

Research and development expenses increased to $222.1 million for the year ended December 31, 2006 from $132.1 million for the year ended December 31, 2005. The $90.0 million increase in 2006 as compared to 2005 primarily reflects increased expenses associated with our diabetes, obesity, research and early-stage programs, and indirect costs. The increase in expenses for our diabetes programs primarily reflects costs associated with the development of exenatide once weekly, including the recently completed comparator study discussed above and manufacturing scale-up for exenatide once weekly; and label expansion activities for BYETTA, including costs associated with the recently completed monotherapy study discussed above. The increase in expenses for our obesity programs primarily reflects costs associated with our acquisition of the rights to leptin from Amgen in early 2006. The increase in research and early-stage programs primarily reflects costs associated with an increase in discovery research activities. The increase in indirect costs primarily reflects increased facilities costs to support growth in our research and development activities.

Research and development expenses are expected to continue to increase in 2008 due to increases in the level of our spending on our exenatide franchise, including exenatide once weekly, and investment in our obesity programs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(CONTINUED)

Collaborative Profit-Sharing

Collaborative profit-sharing was $290.9 million, $194.2 million and $31.4 million for the years ended December 31, 2007, 2006 and 2005, respectively, and consists of Lilly's 50% share of the gross margin for BYETTA sales in the United States.

Make-whole Payment on Debt Redemption

In July 2006, we called for the redemption on August 24, 2006 of all our outstanding convertible senior notes due June 2008, or the 2003 Notes, under a provisional redemption based upon the market price of our common stock exceeding certain thresholds. All holders elected to convert their 2003 Notes into shares of our common stock. In connection with the conversion, we issued approximately 5.6 million shares, including 180,005 shares as a make-whole payment, representing $112.94 per $1,000 principal amount of the 2003 Notes converted less interest actually paid. In connection with this make-whole payment, we recorded a non-cash, non-operating charge of $7.9 million during the third quarter of 2006.

Interest and Other Income and Expense

Interest and other income consists primarily of interest income from investment of cash and investments. Interest and other income was $47.0 million in 2007, $34.9 million in 2006 and $13.2 million in 2005. The increase in 2007 compared to 2006 primarily reflects higher average investment balances due to net proceeds of $558.7 million from our 2007 Notes issued in June 2007. The increase in 2006 primarily reflects higher average cash balances available for investment and higher interest rates in 2006 as compared to 2005.

Interest and other expense consists primarily of interest expense resulting from long-term debt obligations and includes interest payments and the amortization of debt issuance costs. Interest and other expense was $15.1 million in 2007, $8.5 million in 2006 and $10.7 million in 2005. The increase in 2007 compared to 2006 primarily reflects an increase in additional interest expense for our 2007 Notes issued in June 2007. The decrease in 2006 compared to 2005 reflects lower interest expense following the August 2006 redemption of our 2003 Notes.

Net Loss

Our net loss for the year ended December 31, 2007 was $211.1 million compared to $218.9 million in 2006 and $206.8 million in 2005. The decrease in our net loss in 2007 compared to 2006 primarily reflects increased net product sales and revenues under collaborative agreements, partially offset by increased selling, general, and administrative expenses, increased research and development expenses and increased collaborative profit-sharing discussed above. The increase in our net loss in 2006, compared to 2005 primarily reflects the increased costs and expenses and decreased revenues under collaborative agreements, partially offset by the increases in net product sales and interest and other income discussed above.

We may incur operating losses for the next few years. Our ability to reach profitability in the future will be heavily dependent upon the product sales that we achieve for BYETTA and SYMLIN. In addition, ongoing and potential increased expenses associated with the commercialization of BYETTA and SYMLIN, and expenses associated with the continuation and potential expansion of our research and development programs, and related support infrastructure may impact our ability to reach profitability in the future. Our operating results may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenues recognized.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily through public sales and private placements of our common and preferred stock, debt financings, payments received pursuant to our BYETTA collaboration with Lilly, reimbursement of SYMLIN development expenses through earlier collaboration agreements, and since the second quarter of 2005, through product sales of BYETTA and SYMLIN.

At December 31, 2007, we had $1,130.4 million in cash, cash equivalents and short-term investments, compared to $767.3 million at December 31, 2006.

We used cash of $125.2 million, $126.0 million and $182.0 million for our operating activities in the years ended December 31, 2007, 2006 and 2005, respectively. Our cash used for operating activities in 2007 included uses of cash due to increases in accounts receivable and inventories of $15.5 million and $40.9 million, respectively. The increase in accounts receivable reflects growth in our net product sales and the increase in inventories reflects increased inventory purchases to support this growth. Our cash used for operating activities in 2007 included sources of cash for increases in our current liabilities, including an increase of $28.1 million in accounts payable and accrued liabilities, an increase of $17.2 million in accrued compensation, and an increase of $13.8 million in payable to collaborative partner. The increase in accounts payable and accrued liabilities primarily reflects growth in our expenses generally, and accounts payable timing differences. The increase in accrued compensation primarily reflects an accrual of $17.2 million for the 2007 contribution to the ESOP. The increase in payable to collaborative partner, which represents Lilly's 50% share of BYETTA gross margins in the United States, reflects increased net product sales for BYETTA and an improvement in gross margins.

Our investing activities used cash of $296.1 million, $425.9 million and $169.0 million in the years ended December 31, 2007, 2006 and 2005, respectively. Investing activities in all three years consisted primarily of purchases and sales of short-term investments and purchases of property, plant and equipment. Purchases of property, plant and equipment increased to $268.7 million in 2007, from $97.9 million in 2006 and $29.6 million in 2005. The increase in 2007 primarily reflects costs associated with our manufacturing facility for exenatide once weekly and, to a lesser extent, purchases of tenant improvements, computer software, office equipment and scientific equipment to support our growth. We expect that our capital expenditures will continue to increase in 2008 due primarily to costs associated with ongoing construction of our manufacturing facility for exenatide once weekly. We expect to complete the commercial-scale manufacturing process in the second half of 2008, at a total cost of approximately $500 million, including costs associated with the construction of the facility, purchase and installation of equipment and capitalized labor and materials required to validate the facility. Through December 31, 2007, we had expended approximately $262 million associated with the construction of this

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(CONTINUED)

facility. The full expansion of this project is dependent upon on the continued progress of exenatide once weekly through the development process. In addition, we anticipate continued investments in tenant improvements, office equipment and scientific equipment. The $18.3 million increase in other long-term assets primarily reflects our investments in Psylin, BioSeek and Xenome.

Financing activities provided cash of $776.9 million, $546.5 million and $362.5 million in the years ended December 31, 2007, 2006 and 2005, respectively. Financing activities in 2007 included $558.7 million in net proceeds from our issuance of $575 million in aggregate principal amount of our 2007 Notes, the exercise of stock options and proceeds from our employee stock purchase plan and proceeds of $30.0 million for a contingent share-settled obligation to Lilly. The contingent share-settled obligation to Lilly relates to the $30.0 million of milestones received by us in December 2007 for which Lilly is entitled to and elected to convert into shares of our common stock in February 2008. Financing activities also included $123.5 million of net proceeds related to a term loan provided by the credit agreement entered into in December 2007.

At December 31, 2007, we had $200 million in aggregate principal amount of our 2.5% convertible senior notes due in 2011, or the 2004 Notes, and $575 million of the 2007 Notes outstanding. The 2004 Notes are currently convertible into a total of up to 5.8 million shares of our common stock at approximately $34.35 per share and are not redeemable at our option. The 2007 Notes are currently convertible into a total of up to 9.4 million shares of our common stock at approximately $61.07 per share and are not redeemable at our option.

In December 2007, we entered into a $140 million credit agreement. The credit agreement provides for a $125 million term loan and a $15 million revolving credit facility. The revolving credit facility also provides for the issuance of letters of credit and foreign exchange hedging up to the $15 million borrowing limit. The term loan is repayable on a quarterly basis, with no payments due quarters one through four, 6.25% of the outstanding principal due quarters five through eleven, and 56.25% of the outstanding principal due in quarter twelve. At December 31, 2007 we had an outstanding balance of $125 million under the term loan and had issued $5.2 million of letters of credit under the revolving credit facility. Both loans have a final maturity date of December 21, 2010. Interest on the term loan is payable quarterly in arrears at a rate equal to 1.75% above the London Interbank Offered Rate, or LIBOR, of either one, two, three, or six months LIBOR term at our election. We have entered into an interest rate swap agreement which resulted in a fixed interest rate of 5.717% under the term loan. The interest rate on the credit facility is either LIBOR plus 1.0% or the Bank of America prime rate, at our election.

The following table summarizes our contractual obligations and maturity dates as of December 31, 2007 (in thousands).

	PAYMENTS DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2–3 YEARS	4–5 YEARS	AFTER 5 YEARS
Long-term convertible debt	$ 775,000	$ —	$ —	$200,000	$575,000
Interest on long-term convertible debt	129,625	22,250	44,500	37,000	25,875
Long-term note payable	125,000	—	125,000	—	—
Interest on long-term note payable, net of swap transactions[1]	18,312	7,146	11,166	—	—
Inventory purchase obligations[2]	156,647	94,294	58,723	3,630	—
Operating leases	125,804	17,625	29,124	28,728	50,327
Total[3]	$1,330,388	$141,315	$268,513	$269,358	$651,202

[1] The interest payments shown were calculated using a rate of 5.717%, the net rate from the term loan and interest rate swap, on the outstanding principal balance of the term loan.

[2] Includes $100.5 million of outstanding purchase orders, cancelable by us upon 30 days' written notice, subject to reimbursement of costs incurred through the date of cancellation.

[3] Excludes long-term obligation of $8.6 million related to deferred compensation, the payment of which is subject to elections made by participants that are subject to change.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(CONTINUED)

In addition, under certain license and collaboration agreements we are required to pay royalties and/or milestone payments upon the successful development and commercialization of related products. We expect to make development milestone payments up to $9 million associated with licensing agreements in the next 12 months. Additional milestones of up to approximately $280 million could be paid over the next ten to fifteen years if development and commercialization of all our early stage programs continue and are successful. The significant majority of these milestones relate to potential future regulatory approvals and subsequent sales thresholds. Given the inherent risk in pharmaceutical development, it is highly unlikely that we will ultimately make all of these milestone payments; however, we would consider these payments as positive because they would signify that the related products are moving successfully through development and commercialization.

Our future capital requirements will depend on many factors, including: the amount of product sales we achieve for BYETTA and SYMLIN; costs associated with the commercialization of BYETTA and SYMLIN; costs associated with the construction of our exenatide once weekly manufacturing facility; costs of potential licenses or acquisitions; the potential need to repay existing indebtedness; costs associated with an increase in our infrastructure; our ability to receive or need to make milestone payments; our ability, and the extent to which we establish collaborative arrangements for SYMLIN or any of our product candidates; progress in our research and development programs and the magnitude of these programs; costs involved in preparing, filing, prosecuting, maintaining, enforcing or defending our patents; competing technological and market developments; and costs of manufacturing, including costs associated with establishing our own manufacturing capabilities or obtaining and validating additional manufacturers of our products; and scale-up costs for our drug candidates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash primarily in United States Government securities, securities of agencies sponsored by the United States Government, asset-backed securities, mortgage-backed securities and debt instruments of financial institutions and corporations with strong credit ratings. These instruments have various short-term maturities, and therefore the risk of loss due to interest rate risk is considered to be low. We do not invest in auction rate securities. We mitigate certain financial exposures, including currency risk and interest rate risk, through a controlled program of risk management that includes the use of derivative financial instruments, however we do not utilize such instruments in any material fashion. Accordingly, we believe that, while the instruments held are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive investments. Our debt is not subject to significant swings in valuation as interest rates on a majority of our debt are fixed. The fair value of our 2004 Notes and 2007 Notes at December 31, 2007 was approximately $250 million and $549 million, respectively. A hypothetical 1% adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our financial instruments that are exposed to changes in interest rates.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in **Internal Control — Integrated Framework** issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in **Internal Control — Integrated Framework,** our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF AMYLIN PHARMACEUTICALS, INC.

We have audited Amylin Pharmaceuticals, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amylin Pharmaceuticals, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

(CONTINUED)

In our opinion, Amylin Pharmaceuticals, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007 of Amylin Pharmaceuticals, Inc. and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Diego, California
February 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF AMYLIN PHARMACEUTICALS, INC.

We have audited the accompanying consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amylin Pharmaceuticals, Inc., at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, Amylin Pharmaceuticals, Inc., changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amylin Pharmaceuticals, Inc's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

San Diego, California
February 22, 2008

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE DATA)	DECEMBER 31, 2007	DECEMBER 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 422,232**	$ 66,640
Short-term investments	**708,183**	700,691
Accounts receivable, net	**73,579**	58,089
Inventories, net	**100,214**	59,299
Other current assets	**32,100**	22,098
Total current assets	**1,336,308**	906,817
Property, plant and equipment, net	**390,301**	146,779
Other long-term assets, net	**28,082**	2,870
Debt issuance costs, net	**19,520**	3,920
	$ 1,774,211	$1,060,386
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 37,530**	$ 36,834
Accrued compensation	**56,428**	39,251
Payable to collaborative partner	**66,116**	52,338
Other current liabilities	**122,924**	71,178
Current portion of deferred revenue	**4,286**	4,286
Total current liabilities	**287,284**	203,887
Deferred revenue, net of current portion	**3,086**	7,372
Other long-term obligations, net of current portion	**31,023**	13,836
Long-term note payable	**125,000**	—
Convertible senior notes	**775,000**	200,000
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Preferred stock, $.001 par value, 7,500 shares authorized, none issued and outstanding at December 31, 2007 and 2006	**—**	—
Common stock, $.001 par value, 200,000 shares authorized, 135,044 and 130,458 issued and outstanding at December 31, 2007 and 2006	**135**	130
Additional paid-in capital	**1,987,453**	1,857,194
Accumulated deficit	**(1,434,320)**	(1,223,184)
Accumulated other comprehensive (loss) income	**(450)**	1,151
Total stockholders' equity	**552,818**	635,291
	$ 1,774,211	$1,060,386

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2007	2006	2005
Revenues:			
Net product sales	$ 701,450	$ 474,038	$ 86,713
Revenues under collaborative agreements	79,547	36,837	53,761
Total revenues	780,997	510,875	140,474
Costs and expenses:			
Cost of goods sold	65,457	50,073	14,784
Selling, general and administrative	390,982	281,950	171,520
Research and development	276,600	222,053	132,128
Collaborative profit-sharing	290,934	194,191	31,359
Total costs and expenses	1,023,973	748,267	349,791
Operating loss	(242,976)	(237,392)	(209,317)
Make-whole payment on debt redemption	—	(7,875)	—
Interest and other income	46,969	34,903	13,214
Interest and other expense	(15,129)	(8,492)	(10,729)
Net loss	$ (211,136)	$(218,856)	$(206,832)
Net loss per share — basic and diluted	$ (1.59)	$ (1.78)	$ (1.96)
Shares used in computing net loss per share, basic and diluted	132,621	122,647	105,532

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	DEFERRED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TOTAL STOCKHOLDERS' EQUITY (DEFICIT)
Balance at December 31, 2004	94,489	$ 94	$ 710,457	$ (797,496)	$(162)	$ (263)	$ (87,370)
Comprehensive loss:							
Net loss	—	—	—	(206,832)	—	—	(206,832)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(204)	(204)
Comprehensive loss							(207,036)
Issuance of common stock upon exercise of options, net	1,548	2	15,977	—	—	—	15,979
Issuance of common stock for other employee benefit plans	226	—	4,135	—	—	—	4,135
Stock-based compensation	—	—	433	—	—	—	433
Issuance of common stock in public offering, net	14,268	15	342,357	—	—	—	342,372
Deferred compensation related to stock options	—	—	589	—	162	—	751
Balance at December 31, 2005	110,531	111	1,073,948	(1,004,328)	—	(467)	69,264
Comprehensive loss:							
Net loss	—	—	—	(218,856)	—	—	(218,856)
Unrealized gain on available-for-sale securities	—	—	—	—	—	1,618	1,618
Comprehensive loss							(217,238)
Issuance of common stock upon exercise of options, net	2,405	2	31,635	—	—	—	31,637
Issuance of common stock for other employee benefit plans	457	—	10,296	—	—	—	10,296
Employee stock-based compensation	—	—	51,485	—	—	—	51,485
Issuance of common stock for restricted stock awards	8	—	353	—	—	—	353
Conversion of convertible senior notes, net of debt issuance costs	5,377	5	172,972	—	—	—	172,977
Issuance of common stock for make-whole payment	180	—	7,875	—	—	—	7,875
Issuance of common stock in public offering, net	11,500	12	507,518	—	—	—	507,530
Non-employee stock-based compensation	—	—	1,112	—	—	—	1,112
Balance at December 31, 2006	130,458	130	1,857,194	(1,223,184)	—	1,151	635,291
Comprehensive loss:							
Net loss	—	—	—	(211,136)	—	—	(211,136)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(1,601)	(1,601)
Comprehensive loss							(212,737)
Issuance of common stock upon exercise of options, net	2,547	3	37,396	—	—	—	37,399
Issuance of common stock upon exercise of warrants	1,604	2	18,370	—	—	—	18,372
Issuance of common stock for other employee benefit plans	435	—	14,735	—	—	—	14,735
Employee stock-based compensation	—	—	59,064	—	—	—	59,064
Non-employee stock-based compensation	—	—	694	—	—	—	694
Balance at December 31, 2007	**135,044**	**$135**	**$1,987,453**	**$(1,434,320)**	**$—**	**$ (450)**	**$ 552,818**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2007	2006	2005
Operating activities:			
Net loss	**$ (211,136)**	$(218,856)	$(206,832)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	**21,563**	16,228	10,487
Employee stock-based compensation	**59,064**	51,838	—
Make-whole payment on debt redemption	**—**	7,875	—
Other non-cash expenses	**8,847**	4,058	1,535
Changes in operating assets and liabilities:			
Accounts receivable, net	**(15,490)**	(32,389)	(25,700)
Inventories, net	**(40,915)**	(32,549)	(11,074)
Other current assets	**(10,016)**	(3,995)	(2,837)
Accounts payable and accrued liabilities	**28,101**	38,293	27,146
Accrued compensation	**17,177**	10,129	15,616
Payable to collaborative partner	**13,778**	35,660	13,887
Deferred revenue	**(4,286)**	(4,286)	(9,285)
Other assets and liabilities, net	**8,153**	1,987	5,075
Net cash used in operating activities	**(125,160)**	(126,007)	(181,982)
Investing activities:			
Purchases of short-term investments	**(392,155)**	(714,772)	(491,927)
Sales and maturities of short-term investments	**383,076**	386,840	353,415
Purchases of property, plant and equipment, net	**(268,674)**	(97,925)	(29,639)
Increase in other long-term assets	**(18,348)**	(33)	(897)
Net cash used in investing activities	**(296,101)**	(425,890)	(169,048)
Financing activities:			
Proceeds from issuance of common stock, net	**64,687**	546,511	362,486
Proceeds from issuance of convertible debt, net	**558,670**	—	—
Proceeds from long-term note payable	**123,496**	—	—
Proceeds from contingent share settled obligation (Note 4)	**30,000**	—	—
Principal payments on capital leases	**—**	—	(13)
Net cash provided by financing activities	**776,853**	546,511	362,473
Increase (decrease) in cash and cash equivalents	**355,592**	(5,386)	11,443
Cash and cash equivalents at beginning of year	**66,640**	72,026	60,583
Cash and cash equivalents at end of year	**$ 422,232**	$ 66,640	$ 72,026
Supplemental disclosures of cash flow information:			
Interest paid, net of interest capitalized	**$ 9,477**	$ 6,409	$ 8,398
Interest capitalized	**$ 4,483**	$ 560	$ —
Property, plant and equipment additions in other current liabilities at year end	**$ 15,559**	$ 21,219	$ —
Common stock issued upon conversion of senior convertible notes	**$ —**	$ 175,000	$ —
Reclassification of debt issuance costs to additional paid-in capital upon conversion of convertible senior notes	**$ —**	$ 1,980	$ —

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Amylin Pharmaceuticals, Inc., referred to as the Company or Amylin, was incorporated in Delaware on September 29, 1987. Amylin is a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes, obesity and other diseases.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Amylin Europe Limited, Amylin Puerto Rico, LLC, Amylin Ohio, LLC, and Amylin Investments, LLC. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Net Product Sales The Company sells BYETTA® (exenatide) injection and SYMLIN® (pramlintide acetate) injection primarily to wholesale distributors in the United States, who, in turn, sell primarily to retail pharmacies, pharmacy benefit managers, and government entities. Product sales are recognized when delivery of the products has occurred, title has passed to the customer, the selling price is fixed or determinable, collectability is reasonably assured and the Company has no further obligations. The Company records allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts, and prescription vouchers at the time of sale and reports product sales net of such allowances. The Company must make significant judgments in determining some of these allowances. If actual results differ from the Company's estimates, the Company will be required to make adjustments to these allowances in the future.

The Company reports all BYETTA and SYMLIN product sales made in the United States. With respect to BYETTA, the Company has determined that it is qualified as a principal under the criteria set forth in Emerging Issues Task Force (EITF) Issue 99-19, "**Reporting Gross Revenue as a Principal vs. Net as an Agent,**" based on the Company's responsibilities under its contracts with Lilly, which include manufacture of product for sale in the United States, responsibility for establishing pricing in the United States, distribution, ownership of product inventory and credit risk from customers, and accordingly, the Company reports all United States products sales of BYETTA.

Revenues Under Collaborative Agreements Amounts received for upfront product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Non-refundable amounts received for substantive milestones are recognized upon achievement of the milestone, and the expiration of stock conversion rights, if any, associated with such payments. Amounts received for equalization of development expenses are recognized in the period in which the related expenses are incurred. Any amounts received prior to satisfying these revenue recognition criteria will be recorded as deferred revenue.

Collaborative Profit-Sharing

Collaborative profit-sharing represents Lilly's 50% share of the gross margin for Byetta sales in the United States.

Shipping and Handling Costs

Shipping and handling costs incurred for product shipments are included in cost of goods sold in the accompanying consolidated statements of operations.

Research and Development Expenses

Research and development costs are expensed as incurred and include salaries, benefits, bonus, stock-based compensation, license fees, milestones under license agreements, costs paid to third-party contractors to perform research, conduct clinical trials, and develop drug materials and delivery devices; and associated overhead expenses and facilities costs. Clinical trial costs, including costs associated with third-party contractors, are a significant component of research and development expenses. Invoicing from third-party contractors for services performed can lag several months. The Company accrues the costs of services rendered in connection with such activities based on its estimate of management fees, site management and monitoring costs, and data management costs. Actual clinical trial costs may differ from estimates and are adjusted in the period in which they become known. Payments made under certain license and collaboration agreements for milestones achieved are recorded as a liability when the obligation is incurred.

Concentrations of Risk

The Company relies on third-party manufacturers for the production of its products and drug candidates. If the Company's third-party manufacturers are unable to continue manufacturing its products and/or drug candidates, or if the Company loses one of its sole source suppliers used in its manufacturing processes, the Company may not be able to meet market demand for its products and could be materially and adversely affected.

Lilly provides funding for 50% of the development and commercialization expenses for BYETTA and exenatide once weekly in the United States pursuant to a global development and commercialization agreement between the parties. Lilly co-promotes the product with the Company in the United States and manufactures pen devices for the administration of BYETTA. If Lilly is unable to perform these activities the Company may be unable to meet market demand for its products and could be materially and adversely affected.

The Company is also subject to credit risk from its accounts receivable related to product sales. The Company sells its products in the United States primarily to wholesale distributors. The top four of the Company's customers represented approximately 94% of net product sales in 2007 and 94% of the accounts receivable balance at December 31, 2007. The Company evaluates the credit worthiness of its customers and generally does not require collateral. The Company has not experienced any material losses on uncollectible accounts receivable to date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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Net product sales for the years ended December 31, 2007, 2006 and 2005 were $701.5 million, $474.0 million and $86.7 million, respectively, and consisted of sales of BYETTA and SYMLIN, less allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts, and prescription vouchers.

The following table provides information regarding net product sales by product (in millions):

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
BYETTA	**$636.0**	$430.2	$75.2
SYMLIN	**65.5**	43.8	11.5
	$701.5	$474.0	$86.7

Two of the Company's wholesaler customers each accounted for more than 10% of total revenues for the year ended December 31, 2007, two of the Company's wholesaler customers each accounted for more than 10% of total revenues for the year ended December 31, 2006 and three of the Company's wholesaler customers each accounted for more than 10% of total revenues for the year ended December 31, 2005. The following table summarizes the percent of the Company's total revenues that were attributed to each of these three wholesaler customers (as a % of total revenues):

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
AmerisourceBergen Corporation	*	*	11%
McKesson Corporation	**37%**	36%	23%
Cardinal Health, Inc.	**32%**	34%	23%

* Less than 10%

The Company invests its excess cash in U.S. Government securities, securities of agencies sponsored by the U.S. Government, asset-backed securities, mortgage-backed securities, and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. The primary goal of these guidelines is to safeguard principal and they are periodically reviewed. These guidelines prohibit investments in auction rate securities. Financial instruments that potentially subject the Company to significant credit risk consist principally of cash equivalents and short-term investments.

Cash and Cash Equivalents

The Company considers instruments with a maturity date of less than 90 days from the date of purchase to be cash equivalents. Cash and cash equivalents include certificates of deposits underlying letters of credit and cash collateral for derivative financial instruments of $3.5 million and $3.3 million at December 31, 2007 and 2006, respectively.

Short-Term Investments

Short-term investments consist principally of U.S. Government securities, securities of agencies sponsored by the U.S. Government, asset-backed securities, mortgage-backed securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company's investments in mortgage-backed securities consist primarily of securities insured or guaranteed by agencies sponsored by the U.S. government. The Company has classified its debt securities as available-for-sale and they are stated at fair value based upon the most recently traded price of each security at the balance sheet date, and unrealized holding gains or losses on these securities are carried as a separate component of stockholders' equity (deficit). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. For investments in mortgage-backed securities, amortization of premiums and accretion of discounts are recognized in interest income using the interest method, adjusted for anticipated prepayments as applicable. Estimates of expected cash flows are updated periodically and changes are recognized in the calculated effective yield prospectively as appropriate. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income. In assessing potential impairment of its short-term investments, the Company evaluates the impact of interest rates, potential prepayments on mortgage-backed securities, changes in credit quality, the length of time and extent to which the market value has been less than cost, and the Company's intent and ability to retain the security in order to allow for an anticipated recovery in fair value. The cost of securities sold is based on the specific-identification method.

Accounts Receivable

Trade accounts receivable are recorded net of allowances for cash discounts for prompt payment, doubtful accounts, product returns and chargebacks of $12.8 million and $6.6 million at December 31, 2007 and 2006, respectively. Allowances for rebate discounts and distribution fees are included in other current liabilities in the accompanying consolidated balance sheets. Estimates for allowances for doubtful accounts are determined based on existing contractual obligations, historical payment patterns and individual customer circumstances. The allowance for doubtful accounts was $0.2 million at both December 31, 2007 and 2006.

Inventories, Net

Inventories are stated at the lower of cost (FIFO) or market, net of valuation allowances for potential excess and/or obsolete material of $5.3 million and $0.4 million at December 31, 2007 and 2006, respectively. Raw materials consists of bulk drug material, work-in-process primarily consists of in-process SymlinPen™ pen injector devices, in-process SYMLIN vials, in-process BYETTA cartridges, and finished goods consists of finished SymlinPen™ pen injector devices, finished SYMLIN drug product in vials and BYETTA drug product in a disposable pen/cartridge delivery system.

Property, Plant and Equipment

Property, plant and equipment, consisting primarily of construction in process, leasehold improvements, computer software, office equipment and furniture, laboratory equipment, production equipment, land, and building and are recorded at cost. Depreciation of equipment and software is computed using the straight-line method, over three to fifteen years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Depreciation of buildings is computed using the straight-line method, over fifteen or thirty years. Construction in progress includes costs associated with the Company's manufacturing facility for exenatide once weekly. The Company recorded

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 1, CONTINUED)

depreciation expense of $19.0 million, $14.3 million, and $8.3 million in the years ended December 31, 2007, 2006 and 2005, respectively.

The Company records impairment losses on property, plant and equipment used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company also records the assets to be disposed of at the lower of their carrying amount or fair value less cost to sell. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received support the carrying value of its long-lived assets and accordingly, the Company has not recognized any impairment losses as of December 31, 2007.

FDA validation costs, which to date relate to the Company's manufacturing facility for exenatide once weekly, are capitalized as part of the effort required to acquire and construct long-lived assets, including readying them for their initial intended use, and are amortized over the estimated useful life of the asset.

Computer Software Costs for Internal Use

The Company records the costs of computer software for internal use in accordance with AICPA Statement of Position (SOP) 98-1, "**Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.**" SOP 98-1 requires that certain internal-use computer software costs be capitalized. Capitalized costs are amortized on a straight-line basis over the estimated useful life of software, generally three years and included in depreciation expense.

Investments in Unconsolidated Entities

The Company uses the equity method of accounting for investments in other companies that are not controlled by the Company and in which the Company's interest is generally between 20% and 50% of the voting shares or the Company has significant influence over the entity, or both. The Company's share of the income or losses of these entities are included in interest and other expense or interest and other income, and the investments which have a net book value of $15.7 million at December 31, 2007 are included in other long-term assets. The Company recorded $1.8 million for its share of equity method investee losses during the year ended December 31, 2007. The Company did not have any equity method investments at December 31, 2006.

Patents

The Company has filed a number of patent applications with the United States Patent and Trademark Office and in foreign countries. Certain legal and related costs incurred in connection with pending patent applications have been capitalized. Costs related to successful patent applications are amortized over the lesser of the remaining useful life of the related technology or the remaining patent life, commencing on the date the patent is issued. Gross capitalized patent costs were approximately $4.9 million and $4.1 million at December 31, 2007 and 2006, respectively. Accumulated amortization was approximately $2.2 million and $1.9 million at December 31, 2007 and 2006, respectively. Patents are classified as other long-term assets in the accompanying

(NOTE 1, CONTINUED)

consolidated balance sheets. The Company recorded patent amortization expense of $0.3 million in each of the years ended December 31, 2007, 2006 and 2005. Capitalized costs related to patent applications are expensed as a selling general and administrative expense in the period during which a determination not to pursue such applications is made. Such expenses were not material in the years ended December 31, 2007, 2006 and 2005, respectively.

Net Loss Per Share

Basic and diluted net loss applicable to common stock per share is computed using the weighted average number of common shares outstanding during the period. Common stock equivalents from stock options and warrants of approximately 6.8 million, 8.0 million and 4.3 million were excluded from the calculation of net loss per share for the years ended December 31, 2007, 2006 and 2005, respectively, because the effect would be antidilutive. In addition, common stock equivalents from shares underlying the Company's convertible senior notes of 11.1 million, 5.8 million, and 11.2 million were excluded from the net loss per share for the years ended December 31, 2007, 2006 and 2005, respectively, because the effect would be antidilutive. In future periods, if the Company reports net income and the common share equivalents for the Company's convertible senior notes are dilutive, the common stock equivalents will be included in the weighted average shares computation and interest expense related to the notes will be added back to net income to calculate diluted earnings per share.

Foreign Currency Translation

Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar are translated at fiscal year-end rates of exchange, and the related revenue and expense amounts are translated at the average rates of exchange during the fiscal year. Gains and losses resulting from translating foreign currency financial statements resulted in an immaterial impact to the Company's financial statements for the years ended December 31, 2007, 2006 and 2005, respectively.

Derivative Financial Instruments

The Company mitigates certain financial exposures, including currency risk and interest rate risk, through a controlled program of risk management that includes the use of derivative financial instruments. Derivatives are recorded on the balance sheet at fair value, with changes in value being recorded in interest and other income and interest and other expense. The Company recognized unrealized losses on derivative financial instruments of $0.1 million for the year ended December 31, 2007. The Company did not have any derivative financial instruments for the years ended December 31, 2006 or 2005.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards (SFAS) No. 130, "**Reporting Comprehensive Income**" requires that all components of comprehensive income (loss) be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss),

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 1, CONTINUED)

including unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income (loss).

Accounting for Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation arrangements in accordance with Financial Accounting Standards Board (FASB) SFAS No. 123R, "**Share-Based Payment,**" which establishes accounting for non-cash, stock-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period, which for the Company is generally the vesting period. The Company adopted SFAS No. 123R using the modified prospective method. Under the modified prospective method, prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Estimated non-cash, compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro-forma disclosure purposes under SFAS No. 123, "**Accounting for Stock-Based Compensation.**"

STOCK-BASED COMPENSATION INFORMATION UNDER SFAS NO. 123R

Consistent with the valuation method used for the disclosure-only provisions of SFAS No. 123, the Company uses the Black-Scholes model to estimate the value of non-cash, stock-based payments granted to employees under SFAS No. 123R.

The weighted-average estimated fair value of employee stock options and employee stock purchase rights granted during the year ended December 31, 2007 was $18.09 and $10.01 per share, respectively, and the weighted-average estimated fair value of employee stock options and employee stock purchase rights granted during the year ended December 31, 2006 was $22.07 and $12.83 per share, respectively using the following weighted-average assumptions:

	YEAR ENDED DECEMBER 31,	
	2007	2006
Stock option plans		
Volatility	**44.2%**	52.4%
Expected life in years	**5.4**	5.4
Risk-free interest rate	**4.7%**	4.8%
Dividend yield	**—%**	—%
Employee stock purchase plan		
Volatility	**27.9%**	43.2%
Expected life in years	**0.5**	0.5
Risk-free interest rate	**4.9%**	4.9%
Dividend yield	**—%**	—%

The Company estimates volatility based upon the historical volatility of its common stock for a period corresponding to the expected term of its employee stock options and the implied volatility of market-traded options on its common stock with various maturities between six months and two years, consistent with the guidance in SFAS No. 123R and the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 107. Prior to January 1, 2006, the Company estimated expected volatility based

(NOTE 1, CONTINUED)

upon the historical volatility of its common stock for a period corresponding to the expected term of its employee stock options. The determination to use implied volatility in addition to historical volatility was based upon the availability of actively traded options on the Company's common stock and the Company's assessment that the addition of implied volatility is more representative of future stock price trends than historical volatility alone.

The expected life of the Company's employee stock options represents the weighted-average period of time that options granted are expected to be outstanding in consideration of historical exercise patterns and the assumption that all outstanding options will be exercised at the mid-point of the then current date and their maximum contractual term.

The risk-free interest rates are based on the yield curve of U.S. Treasury strip securities in effect at the time of grant for periods corresponding with the expected life of the Company's employee stock options. The Company has never paid dividends and does not anticipate doing so for the foreseeable future. Accordingly, the Company has assumed no dividend yield for purposes of estimating the fair value of its stock-based payments to employees.

Stock-based compensation expense recognized in accordance with SFAS No. 123R is based on awards ultimately expected to vest, and therefore is reduced by expected forfeitures. The Company estimates forfeitures based upon historical forfeiture rates, and will adjust its estimate of forfeitures if actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative adjustment in the period of the change and will also impact the amount of stock-based compensation expense in future periods. In the Company's pro-forma disclosures required under SFAS No. 123 for the periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred.

The Company recorded $59.1 million, or $0.45 per share, and $51.8 million, or $0.42 per share, of total employee non-cash, stock-based compensation expense for the years ended December 31, 2007 and 2006, respectively, as required by the provisions of SFAS No. 123R. Stock-based compensation expense capitalized as part of inventory and fixed assets was negligible and there was no impact on the Company's reported cash flows for the years ended December 31, 2007 and 2006. The breakdown of total employee non-cash, stock-based compensation expense by operating statement classification is presented below (in thousands):

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Selling, general and administrative expenses	**$35,420**	$28,966	$198
Research and development expenses	**$23,644**	22,872	235
	$59,064	$51,838	$433

PRO-FORMA INFORMATION UNDER SFAS NO. 123 FOR PERIODS PRIOR TO JANUARY 1, 2006

Prior to January 1, 2006, the Company accounted for stock-based compensation plans using the intrinsic value method of accounting in accordance with Accounting Principles Board

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 1, CONTINUED)

Opinion No. 25 (APB 25), "**Accounting for Stock Issued to Employees,**" and provided the pro-forma disclosures required by SFAS No. 123. Under APB 25, stock-based compensation expense was generally not recorded because the exercise price of stock options granted was equal to the market value of the Company's common stock on the date of grant, and thus the stock options had no intrinsic value on the date of grant. Under APB 25, the Company recorded $0.4 million of non-cash, stock-based compensation expense during the year ended December 31, 2005 as a result of modifications to the terms of certain outstanding options.

The weighted-average estimated grant date fair value of employee stock options granted during the year ended December 31, 2005 was $11.51 and the weighted-average estimated grant date fair value of stock purchase rights during the year ended December 31, 2005 was $6.12 using the Black-Scholes model and the following weighted average assumptions:

	YEAR ENDED DECEMBER 31, 2005
Stock option plans	
Volatility factor	64%
Weighted-average expected life	5.1
Risk-free interest rate	3.9%
Dividend yield	—%
Employee stock purchase plan	
Volatility factor	40%
Weighted-average expected life	0.8
Risk-free interest rate	3.7%
Dividend yield	—%

SFAS No. 123R requires the presentation of pro-forma information for periods prior to the adoption of SFAS No. 123R as if the Company had accounted for all stock-based compensation under the fair value method of SFAS No. 123. The following table illustrates the effect on net loss and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 for the periods presented below (in thousands except per share data):

	YEAR ENDED DECEMBER 31, 2005
Net loss, as reported	$ (206,832)
Add: Stock-based employee compensation expense included in reported net loss	433
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(40,342)
Pro forma net loss	$ (246,741)
Net loss per share:	
Basic and diluted — as reported	$ (1.96)
Basic and diluted — pro forma	$ (2.34)

Recently Issued Accounting Standards

In December 2007, FASB issued SFAS No. 141 (revised 2007), "**Business Combinations**" and SFAS No. 160, "**Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51.**" SFAS No. 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity.

(NOTE 1, CONTINUED)

SFAS No. 141R and SFAS No. 160 are effective for us beginning in the first quarter of fiscal 2009. Early adoption is not permitted. The Company is currently evaluating the impact that adoption of SFAS No. 141R and SFAS No. 160 will have on its consolidated financial statements.

In June 2007, the FASB ratified the EITF consensus on EITF Issue No. 07-3, "**Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities.**" EITF Issue No. 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. The adoption of EITF Issue No. 07-3 is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "**The Fair Value Option for Financial Assets and Financial Liabilities.**" SFAS No. 159 gives the Company the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective for the Company beginning January 1, 2008, although early adoption is permitted. The Company is currently evaluating the impact, if any, that adoption of SFAS No. 159 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "**Fair Value Measurements,**" which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material effect on the Company's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

2. INVESTMENTS

The following is a summary of short-term investments as of December 31, 2007 and 2006 (in thousands):

	AVAILABLE-FOR-SALE SECURITIES			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
December 31, 2007				
U.S. Treasury securities and obligations of U.S. Government agencies	$ 96,246	$ 385	$ (36)	$ 96,595
Corporate debt securities	408,020	101	(1,576)	406,545
Asset backed securities	138,447	258	(655)	138,050
Mortgage-backed securities	66,676	441	(124)	66,993
Total	$709,389	$1,185	$(2,391)	$708,183
December 31, 2006				
U.S. Treasury securities and obligations of U.S. Government agencies	$ 67,658	$ —	$ (47)	$ 67,611
Corporate debt securities	331,881	66	(38)	331,909
Asset backed securities	115,596	238	(33)	115,801
Mortgage-backed securities	182,084	407	(211)	182,280
Debt securities issued by states of the United States and political subdivisions of the states	3,090	—	—	3,090
Total	$700,309	$ 711	$ (329)	$700,691

The gross realized gains on sales of available-for-sale securities totaled approximately $1.1 million, $0.6 million and $0.1 million and the gross realized losses totaled $0.8 million, $0.8 million and $0.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

(NOTE 2, CONTINUED)

Contractual maturities of short-term investments at December 31, 2007 were as follows (in thousands):

	FAIR VALUE
Due within 1 year	$325,590
After 1 but within 5 years	304,205
After 5 but within 10 years	11,939
After 10 years	66,449
Total	$708,183

For purposes of these maturity classifications, the final maturity date is used for securities not due at a single maturity date, which, for the Company includes asset-backed and mortgage-backed securities.

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 (in thousands):

	LESS THAN 12 MONTHS		12 MONTHS OR GREATER		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
U.S. Treasury securities and obligations of U.S. government agencies	$162,826	$ (36)	$ —	$ —	$162,826	$ (36)
Corporate debt securities	171,471	(614)	77,627	(962)	249,098	(1,576)
Asset backed securities	53,161	(611)	13,275	(44)	66,436	(655)
Mortgage-backed securities	8,801	(76)	11,412	(48)	20,213	(124)
	$396,259	$(1,337)	$102,314	$(1,054)	$498,573	$(2,391)

The unrealized losses on the Company's investments is due to the increased volatility in the markets impacting the classes of securities the Company invests in and not a deterioration in credit ratings. The Company's investments have a short effective duration, and since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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3. OTHER FINANCIAL INFORMATION

Inventories consist of the following (in thousands):

	AT DECEMBER 31, 2007	2006
Raw materials	**$ 55,706**	$37,564
Work-in process	**24,463**	12,589
Finished goods	**20,045**	9,146
	$100,214	$59,299

Other current assets consists of the following (in thousands):

	AT DECEMBER 31, 2007	2006
Prepaid expenses	**$15,787**	$10,463
Interest and other receivables	**5,831**	4,889
Other current assets	**10,482**	6,746
	$32,100	$22,098

Property, plant and equipment consists of the following (in thousands):

	AT DECEMBER 31, 2007	2006
Land	**$ 7,768**	$ 1,946
Office equipment and furniture	**30,680**	20,053
Computer software	**37,988**	17,054
Laboratory equipment	**29,985**	20,822
Production equipment	**11,528**	6,940
Leasehold improvements	**58,977**	23,692
Building	**1,150**	—
Construction in progress	**260,746**	86,730
	438,822	177,237
Less accumulated depreciation and amortization	**(48,521)**	(30,458)
	$390,301	$146,779

Other current liabilities consist of the following (in thousands):

	AT DECEMBER 31, 2007	2006
Contingent share-settled obligation[1]	**$ 30,000**	$ —
Accrued research and development contract services	**20,107**	11,635
Accrued rebate discounts	**19,673**	9,835
Accrued property, plant and equipment additions	**15,559**	21,219
Other accrued sales allowances	**13,989**	10,818
Other current liabilities	**23,596**	17,671
	$122,924	$71,178

[1] Represents a liability for $30 million in milestone payments received from Lilly that are convertible into the Company's common stock (refer to footnote 4).

4. COLLABORATIVE AGREEMENTS

Collaboration with Lilly

In September 2002, the Company and Lilly entered into a collaboration agreement for the global development and commercialization of exenatide. The agreement was amended in 2006.

This agreement includes BYETTA and any sustained release formulations of exenatide such as once weekly exenatide, the Company's once-weekly formulation of exenatide for the treatment of Type 2 diabetes. Under the terms of the agreement, operating profits from products sold in the United States are shared equally between Lilly and us. In 2005, the Company received United States Food and Drug Administration (FDA) approval for the twice-daily formulation of exenatide, which is marketed in the United States under the trade name BYETTA. The agreement provides for tiered royalties payable to us by Lilly based upon the annual gross margin for all exenatide product sales, including any long-acting release formulations, outside of the United States. Royalty payments for exenatide product sales outside of the United States will commence after a one-time cumulative gross margin threshold amount has been met. Lilly is responsible for 100% of the costs related to development of twice-daily BYETTA for sale outside of the United States. Development costs related to all other exenatide products for sale outside of the United States are allocated 80% to Lilly and 20% to us. Lilly is responsible for 100% of the costs related to commercialization of all exenatide products for sale outside of the United States.

At signing, Lilly made initial non-refundable payments to the Company totaling $80 million, of which $50 million was amortized to revenues under collaborative agreements prior to 2004. The remaining $30 million is being amortized to revenues ratably over a seven-year period, which represents the Company's estimate of the period of its performance of significant development activities under the agreement.

In addition to these up-front payments, Lilly agreed to make future milestone payments of up to $85 million upon the achievement of certain development milestones, including milestones relating to both twice daily and sustained release formulations of exenatide such as exenatide once weekly, of which $75 million have been paid through December 31, 2007. No additional development milestones may be earned under the collaboration agreement. In December 2007, the Company received milestone payments of $30 million associated with the results of a thirty week comparator study of exenatide once weekly and BYETTA in patients with Type 2 diabetes. Since the New Drug Application filing for exenatide once weekly did not occur by December 31, 2007, Lilly is entitled to and in February 2008 elected to convert the milestones into shares of the Company's common stock. The milestones will be converted into 0.8 million shares of the Company's common stock at a conversion price equal to $37.9535, the immediately preceding twenty day average closing market price of the Company's common stock on December 31, 2007. Due to Lilly's right to convert these milestones, they were deferred and are included in other current liabilities at December 31, 2007.

Lilly also agreed to make additional future milestone payments of up to $130 million contingent upon the commercial launch of exenatide in selected territories throughout the world, including both twice-daily and sustained release formulations, of which $40 million have been paid and recorded as revenue through December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 4, CONTINUED)

The following table summarizes the milestones received to date and the manner of recognition in the accompanying consolidated financial statements:

AMOUNT	YEAR RECEIVED	MILESTONE EVENT	MANNER OF RECOGNITION	TYPE
$30 million	2003	Completion of Phase 3 clinical trials for BYETTA.	Recognized as revenue under collaborative agreements upon receipt.	Development
$5 million	2003	Completion of Phase 3 clinical trials for BYETTA.	Deferred upon receipt and recognized as revenue under collaborative agreements in 2005 following contents of approved label for BYETTA.	Development
$5 million	2004	Results of clinical study comparing BYETTA to insulin-glargine.	Recognized as revenue under collaborative agreements upon filing of BYETTA New Drug Application in 2004.	Development
$30 million	2005	Regulatory approval and commercial launch of BYETTA.	Recognized as revenue under collaborative agreements upon commercial launch of BYETTA in 2005.	Commercial
$5 million	2007	Results of clinical study comparing BYETTA to insulin-glargine.	Recognized as revenue under collaborative agreements upon receipt.	Development
$10 million	2007	Commercial launch of BYETTA in the EU.	Recognized as revenue under collaborative agreements upon commercial launch of BYETTA in 2007.	Commercial
$30 million	2007	Completion of Phase 3 trial for once weekly exenatide.	Deferred upon receipt until stock conversion rights contingency finalized.[1]	Development

[1] In February 2008, Lilly elected to convert these milestones into shares of the Company's common stock.

The Company recorded revenue under this collaborative agreement of $78.8 million, $36.8 million and $53.8 million in the years ended December 31, 2007, 2006 and 2005, respectively, and incurred reimbursable development expenses of $100.5 million, $74.7 million and $37.4 million in the years ended December 31, 2007, 2006 and 2005, respectively.

Reimbursable development expenses consist of direct internal and external expenses for exenatide, including both BYETTA and sustained release formulations.

(NOTE 4, CONTINUED)

Collaboration with Alkermes, Inc.

In May 2000, the Company signed an agreement with Alkermes, Inc., a company specializing in the development of products based on proprietary drug delivery technologies, for the development, manufacture and commercialization of an injectable long-acting formulation of exenatide, or exenatide once weekly.

Under the terms of the agreement, Alkermes has granted the Company an exclusive, worldwide license to its Medisorb® technology for the development and commercialization of injectable sustained release formulations of exendins, such as exenatide, and other related compounds that Amylin may develop. In exchange, Alkermes receives funding for research and development and may earn future milestone payments upon achieving specified development and commercialization goals. Alkermes will also receive royalties on any future product sales.

In October 2005, the Company and Alkermes Controlled Therapeutics II, a wholly owned subsidiary of Alkermes, Inc., entered into an Amendment to Development and License Agreement (the "Amendment"), which amends the Development and License Agreement between the parties dated May 15, 2000. Under the terms of the Amendment, the Company will be responsible for manufacturing for commercial sale the once weekly dosing formulation of exenatide once weekly, if approved. The royalty to be paid from the Company to Alkermes for commercial sales of exenatide once weekly was adjusted to reflect the new manufacturing arrangement.

In December 2005, the Company's wholly-owned subsidiary, Amylin Ohio LLC, purchased an existing building and land to house the facility and the Company is responsible for all costs and expenses associated with the design, construction, validation and utilization of the facility. The Company expects to complete the commercial-scale manufacturing process in the second half of 2008 at a total cost of up to approximately $500 million. At December 31, 2007 the Company had capitalized $275.1 million associated with the construction of this facility.

Other Collaborations

In connection with its strategic equity investments, the Company has entered into collaborative agreements with certain of its equity method investees. Collaborative revenues associated with these agreements were $0.7 million for the year ended December 31, 2007.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases its facilities under operating leases, with various terms, the majority of which expire between 2015 and 2019. The minimum annual rent on the Company's facilities is subject to increases based on stated rental adjustment terms of certain leases, taxes, insurance and operating costs. For financial reporting purposes, rent expense is recognized on a straight-line basis over the term of the leases. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent. Deferred rent totaled $9.8 million and $6.4 million at December 31, 2007 and 2006, respectively, of which $8.7 million and $5.5 million is included in other long-term obligations, net of current portion in the accompanying consolidated bal-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 5, CONTINUED)

ance sheets at December 31, 2007 and 2006, respectively. Certain of the Company's facility leases contain incentives in the form of reimbursement from the landlord for a portion of the costs of leasehold improvements incurred by the Company. These incentives are recognized as a reduction of rental expense on a straight-line basis over the term of the respective leases. Unamortized leasehold improvement incentives totaled $14.0 million and $2.6 million at December 31, 2007 and 2006, respectively, of which $12.5 million and $2.3 million is included in other long-term obligations, net of current portion in the accompanying consolidated balance sheets at December 31, 2007 and 2006, respectively.

The Company leases vehicles for its field force under operating leases, with lease terms up to four years, of which the first year is non-cancellable. Minimum future payments for the non-cancellable term of these leases are $0.9 million at December 31, 2007.

Minimum future annual obligations for facility and vehicle operating leases for years ending after December 31, 2007 are as follows (in thousands):

2008	$ 17,625
2009	15,341
2010	13,783
2011	14,186
2012	14,542
Thereafter	50,327
Total minimum lease payments	$125,804

Rent expense for the years ended December 31, 2007, 2006 and 2005, was $16.2 million, $9.8 million and $10.1 million, respectively.

Other Commitments

The Company has committed to make potential future milestone payments to third parties as part of in-licensing and development programs primarily related to research and development agreements. Potential future payments generally become due and payable only upon the achievement of certain developmental, regulatory and/or commercial milestones, such as achievement of regulatory approval, successful development and commercialization of products, and subsequent product sales. Because the achievement of these milestones is neither probable nor reasonably estimable, the Company has not recorded a liability on the balance sheet for any such contingencies.

As of December 31, 2007, if all such milestones are successfully achieved, the potential future milestone and other contingency payments due under certain contractual agreements are approximately $288 million in aggregate, of which $9 million are expected to be paid over the next twelve months.

The Company has committed to make future minimum payments to third parties for certain inventories in the normal course of business. The minimum contractual purchase commitments total $56.1 million as of December 31, 2007, the majority of which relate to BYETTA.

6. CONVERTIBLE SENIOR NOTES

In April 2004, the Company issued $200 million aggregate principal amount of 2.5% convertible senior notes due April 15, 2011 in a private placement, referred to as the 2004 Notes. The 2004 Notes have been registered under the Securities Act of 1933, as amended, or the Securities Act, to permit registered resale of the 2004 Notes and of the common stock issuable upon conversion of the 2004 Notes. The 2004 Notes bear interest at 2.5% per year, payable in cash semi-annually and are convertible into a total of up to 5.8 million shares of common stock at a conversion price of $34.35 per share, subject to customary adjustments for stock dividends and other dilutive transactions. The Company incurred debt issuance costs of $6.4 million in connection with the issuance of the 2004 Notes, which are being amortized to interest expense on a straight-line basis over the term of the 2004 Notes and had a net book value of $3.0 million and $3.9 million at December 31, 2007 and 2006, respectively. Amortization expense associated with these debt issuance costs were approximately $0.9 million for each of the years ended December 31, 2007, 2006 and 2005. The fair value of the 2004 Notes, determined by observed market prices, was $249.9 million and $252.0 million at December 31, 2007 and 2006, respectively.

Upon a change in control, the holders of the 2004 Notes may elect to require the Company to re-purchase the 2004 Notes. The Company may elect to pay the purchase price in common stock instead of cash, or a combination thereof. If paid with common stock the number of shares of common stock a holder will receive will be valued at 95% of the average closing prices of the Company's common stock for the five-day trading period ending on the third trading day before the purchase date.

In June 2007, the Company issued the 2007 Notes in a private placement, which have an aggregate principal amount of $575 million, and are due June 15, 2014. The 2007 Notes are senior unsecured obligations and rank equally with all other existing and future senior unsecured debt. The 2007 Notes bear interest at 3.0% per year, payable in cash semi-annually, and are initially convertible into a total of up to 9.4 million shares of common stock at a conversion price of $61.07 per share, subject to the customary adjustment for stock dividends and other dilutive transactions. In addition, if a "fundamental change" (as defined in the associated indenture agreement) occurs prior to the maturity date, the Company will in some cases increase the conversion rate for a holder of notes that elects to convert its notes in connection with such fundamental change. The maximum conversion rate is 22.9252, which would result in a maximum issuance 13.2 million shares of common stock if all holders converted at the maximum conversion rate.

The 2007 Notes will be convertible into shares of the Company's common stock unless the Company elects net-share settlement. If net-share settlement is elected by the Company, the Company will satisfy the accreted value of the obligation in cash and will satisfy the excess of conversion value over the accreted value in shares of the Company's common stock based on a daily conversion value, determined in accordance with the associated indenture agreement, calculated on a proportionate basis for each day of the relevant 20-day observation period. Holders may convert the 2007 Notes only in the following circumstances and to the following extent: (1) during the five business-day period after any five consecutive trading period (the measurement period) in which the trading price per note for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 6, CONTINUED)

each day of such measurement period was less than 97% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such day; (2) during any calendar quarter after the calendar quarter ending March 31, 2007, if the last reported sale price of the Company's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; (3) upon the occurrence of specified events; and (4) the 2007 Notes will be convertible at any time on or after April 15, 2014 through the scheduled trading day immediately preceding the maturity date.

Subject to certain exceptions, if the Company undergoes a "designated event" (as defined in the associated indenture agreement) including a "fundamental change," holders of the 2007 Notes will, for the duration of the notes, have the option to require the Company to repurchase all or any portion of their 2007 Notes. The designated event repurchase price will be 100% of the principal amount of the 2007 Notes to be purchased plus any accrued interest up to but excluding the relevant repurchase date. The Company will pay cash for all notes so repurchased. The Company may not redeem the Notes prior to maturity.

The 2007 Notes have been registered under the Securities Act of 1933, as amended, to permit registered resale of the 2007 Notes and of the common stock issuable upon conversion of the 2007 Notes. Subject to certain limitations, the Company will be required to pay the holders of the 2007 Notes special interest on the 2007 Notes if the Company fails to keep such registration statement effective during specified time periods. The 2007 Notes pay interest in cash, semi-annually in arrears on June 15 and December 15 of each year, which began on December 15, 2007. The Company incurred debt issuance costs of $16.3 million in connection with the issuance of the 2007 Notes, which are being amortized to interest expense on a straight-line basis over the term of the 2007 Notes and had a net book value of $15.0 million at December 31, 2007. Amortization expense associated with these debt issuance costs was $1.3 million in the year ended December 31, 2007. The fair value of the 2007 Notes, determined by observed market prices, was $549.3 million at December 31, 2007.

The Company capitalized $4.5 million and $0.6 million of interest expense for the years ended December 31, 2007 and 2006, respectively, associated with construction in progress.

7. REDEMPTION OF CONVERTIBLE SENIOR NOTES

In June and July 2003, the Company issued $175 million of 2.25% convertible senior notes due June 30, 2008 in a private placement referred to as the 2003 Notes. The 2003 Notes were convertible into a total of up to 5.4 million shares of common stock at a conversion price of approximately $32.55 per share. The 2003 notes were provisionally redeemable in whole or in part, at the Company's option at any time on or after June 30, 2006, upon the satisfaction of certain conditions, at specified redemption prices plus accrued interest. The Company called the notes for redemption in July 2006 and issued approximately 5.4 million shares of its common stock to note holders upon the conver-

(NOTE 7, CONTINUED)

sion of all of the outstanding 2003 Notes in August 2006. In connection with the conversion, the Company also issued 180,005 shares as a make-whole payment, representing $112.94 per $1,000 principal value of the converted 2003 Notes less interest actually paid. The Company recorded as a one-time, non-cash, non-operating charge of $7.9 million for the make-whole payment in the quarter ended September 30, 2006. Debt issuance costs of $5.3 million were incurred in connection with the issuance of the 2003 Notes and were being amortized to interest expense on a straight-line basis over the contractual term of the 2003 Notes. Amortization expense associated with these debt issuance costs were $0.7 million and $1.0 million in the years ended December 31, 2006 and 2005, respectively. Upon conversion, the $2.0 million unamortized balance of these related debt issuance costs were reclassified to additional paid-in capital.

8. LONG-TERM NOTE PAYABLE

In December 2007, the Company entered into a $140 million credit agreement with Bank of America, N.A., as administrative agent, collateral agent and letter of credit issuer, Silicon Valley Bank and RBS Asset Finance, Inc., as syndication agents, and Comerica Bank and BMO Capital Markets Financing, Inc., as documentation agents. The credit agreement provides for a $125 million term loan and a $15 million revolving credit facility. The proceeds of both loans will be used for general corporate purposes. The revolving credit facility also provides for the issuance of letters of credit and foreign exchange hedging up to the $15 million borrowing limit. At December 31, 2007 the Company had an outstanding balance of $125.0 million under the term loan and had issued $5.2 million of letters of credit under the revolving credit facility, primarily in connection with office leases.

The Company's domestic subsidiaries, Amylin Ohio LLC and Amylin Investments LLC, will be co-borrowers under the credit agreement. The loans under the revolving credit facility will be secured by substantially all of the Company's and the two domestic subsidiaries' assets (other than intellectual property and certain other excluded collateral). The term loan is repayable on a quarterly basis, with no payments due quarters one through four, 6.25% of the outstanding principal due quarters five through eleven, and 56.25% of the outstanding principal due in quarter 12. Interest on the term loan will be paid quarterly on the unpaid principal balance at 1.75% above the London Interbank Offered Rate, or LIBOR, based on the Company's election of either one, two, three, or six months LIBOR term, and payable at the end of the selected interest period but no less frequently than quarterly as of the first business day of the quarter prior to the period in which the quarterly installment is due. The Company has elected to use the three month LIBOR, which was 4.85% at December 31, 2007. Interest periods on the revolving credit facility may be either one, two, three, or six months, and payable at the end of the selected interest period but no less frequently than quarterly, and the interest rate will be either LIBOR plus 1.0% or the Bank of America prime rate, as selected by the Company. Both loans have a final maturity date of December 21, 2010.

The credit agreement contains certain covenants, including a requirement to maintain minimum unrestricted cash and cash equivalents in excess of $400 million, and events of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 8, CONTINUED)

default that permit the administrative agent to accelerate the Company's outstanding obligations if not cured within applicable grace periods, including nonpayment of principal, interest, fees or other amounts, violation of covenants, inaccuracy of representations and warranties, and default under other indebtedness. In addition, the credit agreement provides for automatic acceleration upon the occurrence of bankruptcy and other insolvency events. There is an annual commitment fee associated with the revolving credit facility of 0.25%.

Maturities of long-term debt for years ending after December 31, 2007 are as follows (in thousands):

2008	$ —
2009	31,250
2010	93,750
Thereafter	—
Total minimum long-term debt payments	$125,000

The Company incurred debt issuance costs of $1.5 million in connection with the credit agreement, which are being amortized to interest expense on a straight-line basis over the term of the credit agreement and had a net book value of $1.5 million at December 31, 2007. Amortization expense associated with these debt issuance costs was $15.3 thousand in the year ended December 31, 2007.

In connection with the execution of the term loan, the Company entered into an interest rate swap with an initial notional amount of $125 million on December 21, 2007. The Company will make payments to a counter-party at 3.967% and receive payments at LIBOR which is reset every three months, the first reset date being December 21, 2007. Payments will be made on the 21st of each March, June, September, and December, commencing on March 21, 2008 for the period December 21, 2007 through March 21, 2008. The recognized loss on the interest rate swap for the year ending December 31, 2007 was $0.4 million. The interest rate swap has resulted in an all-in fixed rate of 5.717% for net interest receipts and payments for the term loan and interest rate swap transactions.

9. STOCKHOLDERS' EQUITY (DEFICIT)

Stock-based Compensation Plans

Stock Option Plans The Company has two stock option plans under which it currently grants stock options: the 2001 Equity Incentive Plan, or the 2001 Plan, which replaced the 1991 Stock Option Plan, or the 1991 Plan, upon the 1991 Plan's expiration in October 2001, and the 2003 Non-Employee Directors' Stock Option Plan, or the 2003 Directors' Plan. Under the 2003 Directors' Plan, non qualified stock options and restricted stock may be granted to non-employee directors of the Company. The 2003 Directors' Plan provides for automatic stock option grants to non-employee directors upon their initial appointment or election to the Company's Board of Directors and are issued from shares authorized under the 2001 Plan. Options granted under the 1991 Plan remain outstanding until exercised or cancelled.

(NOTE 9, CONTINUED)

To date, stock-based compensation awards under the 1991 Plan, the 2001 Plan and the 2003 Directors' Plan consist primarily of incentive and non-qualified stock options. Stock options granted under the 2001 Plan and the 2003 Directors' Plan must have an exercise price equal to at least 100% of the fair market value of the Company's common stock on the date of grant, have a maximum contractual term of 10 years and generally vest over four years. At December 31, 2007, an aggregate of 21.2 million shares were reserved for future issuance under the Company's stock option plans, of which 4.0 million shares were available for future grants. A summary of stock option transactions for all stock option plans is presented below:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE (THOUSANDS)
Options outstanding at December 31, 2006	16,213	$23.10		
Granted	4,092	$38.60		
Exercised	(2,585)	$15.16		
Cancelled/Forfeited	(553)	$33.00		
Options outstanding at December 31, 2007	17,167	$27.67	7.05	$182,916
Options exercisable at December 31, 2007	9,569	$21.64	5.94	$153,915
Options vested and expected to vest	16,376	$27.25	6.97	$180,740

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 9, CONTINUED)

The total intrinsic value of stock options exercised was $72.9 million, $74.8 million and $28.6 million during the years ended December 31, 2007, 2006 and 2005, respectively. The Company received cash from the exercise of stock options of $37.4 million, $31.6 million, and $16.0 million during the years ended December 31, 2007, 2006 and 2005, respectively. The Company did not record any tax benefits related to the exercise of employee stock options due to its net loss position. Upon option exercise, the Company issues new shares of its common stock.

At December 31, 2007, total unrecognized estimated non-cash, stock-based compensation expense related to nonvested stock options granted prior to that date was $113.1 million, with a weighted-average amortization period of 2.5 years. The Company records non-cash, stock-based compensation expense for options with pro-rata vesting on a straight-line basis over the awards' vesting period.

Employee Stock Purchase Plan

The Company's 2001 Employee Stock Purchase Plan, or the 2001 Purchase Plan, enables participants to contribute up to 15% of their eligible compensation for the purchase of the Company's common stock at the lower of 85% of the fair market value of the Company's common stock (i) on the employee's enrollment date or (ii) the purchase date. The terms of any offerings under the 2001 Purchase Plan are established by the Compensation and Human Resources Committee of the Board of Directors. In May 2006, the Compensation and Human Resources Committee approved a series of four consecutive six-month offerings commencing on September 1, 2006. At December 31, 2007, 1.4 million shares were reserved for future issuance under the 2001 Purchase Plan.

The total intrinsic value of purchase rights exercised was $1.5 million, $10.4 million and $0.6 million during the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, total unrecognized non-cash, compensation expense for nonvested purchase rights granted prior to that date was $0.5 million, with a weighted-average amortization period of 0.2 years.

Shares Reserved for Future Issuance

The following shares of common stock are reserved for future issuance at December 31, 2007 (in thousands):

Stock Option Plans	21,216
Employee Stock Purchase Plan	1,412
Directors' Deferred Compensation Plan	12
401(k) Plan	220
Convertible Senior Notes	15,238
	38,098

Issuance of Common Stock

In April 2006, the Company completed a public offering of 11.5 million shares of its common stock at a price of $46.50 per share. This transaction generated net proceeds of approximately $508 million for the Company and was completed pursuant to a shelf registration statement filed with Securities and Exchange Commission in March 2006.

In February 2005, the Company completed a public offering of 9.2 million shares of its common stock at a price of $22.00 per share. This transaction generated net proceeds of approximately $190 million for the Company and was completed pursuant to a $300 million universal shelf registration statement initially filed with Securities and Exchange Commission in December 2003.

In September 2005, the Company completed a public offering of 5.1 million shares of its common stock at a price of $31.00 per share. This transaction generated net proceeds of approximately $152 million for the Company and was completed pursuant to shelf registration statements previously filed with Securities and Exchange Commission in 2001 and 2003.

Shareholder Rights Plan

In June 2002, the Company adopted a Preferred Share Purchase Rights Plan (the "Rights Plan"). The Rights Plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock, par value $0.001 per share, held of record at the close of business on June 28, 2002. The Rights are not currently exercisable. Under certain conditions involving an acquisition or proposed acquisition by any person or group of 15% or more of the Company's common stock, the Rights permit the holders (other than the 15% holder) to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares") at a price of $100 per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a share of Preferred Shares has designations and powers, preferences and rights and the qualifications, limitations and restrictions which make its value approximately equal to the value of one share of the Company's common stock. Under certain conditions, the Rights are redeemable by the Company's Board of Directors in whole, but not in part, at a price of $0.001 per Right.

10. BENEFIT PLANS

Defined Contribution 401(k) Plan

The Company has a defined contribution 401(k) plan for the benefit of all eligible employees. Discretionary matching contributions are based on a percentage of employee contributions and are funded by newly issued shares of the Company's common stock. The fair market value of matching contributions made by the Company for the benefit of its employees in 2007, 2006 and 2005 were $4.4 million, $6.0 million and $2.7 million, respectively.

Deferred Compensation Plans

In August 1997, the Company adopted a Non-Employee Directors' Deferred Compensation Plan (the "Directors' Deferral Plan") that permits participating non-employee directors to elect, on an annual basis, to defer all or a portion of their cash compensation in a deferred stock account, pursuant to which the deferred fees are credited in the form of phantom shares of the Company's common stock, based on the market price of the stock at the time the fees are earned. Deferred amounts are valued at the fair market value of the Company's common stock at each reporting date and are included in accrued compensation in the accompanying consolidated balance sheets. Upon termination of service the director's account is settled in either cash or stock, at the Company's discretion. The Company recorded expense

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 10, CONTINUED)

associated with this plan of $0.8 million, $0.1 million and $1.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company adopted a Deferred Compensation Plan in April 2001, which allows officers and directors to defer up to 100% of their annual compensation. The trust assets, consisting of primarily cash, mutual funds and equity securities are recorded at current market prices. The company-owned assets are placed in a "rabbi trust" and are included in other current assets in the accompanying consolidated balance sheets. The trust assets had a fair value of $9.3 million and $6.1 million at December 31, 2007 and 2006, respectively, including unrealized gains of approximately $0.8 million at both December 31, 2007 and 2006. Unrealized gains on the trust assets are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. The corresponding liability was $9.3 million and $6.1 million at December 31, 2007 and 2006, respectively, of which $8.6 million and $6.1 million are included in other long-term liabilities, net of current portion in the accompanying consolidated balance sheets at December 31, 2007 and 2006, respectively. The current portion of the corresponding liability is included in accrued compensation in the accompanying consolidated balance sheets at December 31, 2007 and 2006. Total contributions to this plan, consisting solely of compensation deferred by participants, were $3.0 million, $1.0 million and $1.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Employee Stock Ownership Plan

In December 2007, the Company adopted an Employee Stock Ownership Plan, or ESOP. Active employees who are at least 18 years old and have met minimum service requirements are eligible to participate. Each participant has an account with the ESOP, in which mandatory contributions of 10% of a participant's eligible compensation are made by the Company. The Company may make discretionary contributions for any plan year, and contributions are limited to the lesser of 100% of a participant's plan year compensation and limitations established by the Internal Revenue Service Code (IRS Code). A participant's compensation primarily includes wages and bonus.

Any cash dividends paid with respect to shares of the Company's stock allocated to a participant's account may be used to purchase new shares of the Company's stock, paid by the Company directly in cash to participants on a non-discriminatory basis. Any stock dividends paid with respect to shares of the Company's stock allocated to a participant's account will be held and distributed in the same manner as the shares of the Company's stock to which such stock dividend applies.

(NOTE 10, CONTINUED)

Participants vest in their accounts over four years of service, at 25% for more than one year of service but less than two years, at 50% for more than two years of service but less than three years, at 75% for more than three years of service but less than four years, and 100% for more than four years of service. Any forfeitures of non-vested amounts shall be used to restore any rehired employees who previously forfeited their nonvested balance under certain circumstances, or shall be used to reduce future employer contributions and shall be allocated to the participant accounts. Distributions are made upon termination of employment, when a participant is age 55 and has at least ten years of participation in the ESOP, when the participant is seventy and one-half and is not a five percent owner or the year after a participant is seventy and one-half and is a five percent owner, upon termination of the ESOP, and as necessary by regulatory requirements.

Shares committed to be released or that have been allocated to participant accounts are treated as outstanding shares for calculating earnings per share. At December 31, 2007 the ESOP held no shares. The Company accrued approximately $17.2 million at December 31, 2007 of expense for the ESOP for the Company's 2007 contribution, which is included in other current liabilities in the accompanying consolidated balance sheets, and will be funded by contribution of newly issued shares in 2008.

11. INCOME TAXES

The provision (benefit) for income taxes includes the following (in thousands):

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Current provision:			
Federal	**$ —**	$—	$—
State	**38**	—	—
Foreign	**30**	17	—
Total current provision	**68**	17	—
Deferred (benefit) provision:			
Federal	**—**	—	—
State	**(1,117)**	—	—
Foreign	**—**	—	—
Total deferred (benefit) provision	**(1,117)**	—	—
Total (benefit) provision	**$(1,049)**	$17	$—

These amounts are included in "Interest and other expense" in the consolidated statements of operations.

The deferred state income tax benefit reflects the Texas margin tax (TMT) credit available to offset future margin taxes over the next 19 years. The Company estimates that its future TMT liability will be based on its gross revenues in Texas, rather than its apportioned taxable income. Therefore, it is more likely than not that the Company's TMT credit will be recovered and, accordingly, the Company has not established a valuation allowance against this asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 11, CONTINUED)

Deferred income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes and the net tax effects of net operating loss and credit carryforwards. Significant components of the Company's deferred tax assets as of December 31, 2007 and 2006 are shown below (in thousands). A valuation allowance of approximately $585 million has been recognized at December 31, 2007 to offset the deferred tax assets, as realization of such assets has not met the more likely than not threshold under SFAS No. 109, "**Accounting for Income Taxes.**"

	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	**$ 412,349**	$347,257
Research tax credits	**58,845**	67,667
Capitalized research and development expenses	**54,253**	73,824
Stock compensation expense	**18,011**	9,509
Other, net	**42,805**	36,726
Total deferred tax assets	**586,263**	534,983
Valuation allowance for deferred tax assets	**(585,146)**	(534,983)
Net deferred tax assets	**$ 1,117**	$ —

The net deferred tax assets are included in "Other long-term assets" in the accompanying consolidated balance sheets.

Following is a summary of the Company's Federal net operating loss carryforwards, Federal research tax credit carryforwards and California net operating loss carryforwards at December 31, 2007 (in thousands):

	FEDERAL NET OPERATING LOSS CARRYFORWARDS	CALIFORNIA NET OPERATING LOSS CARRYFORWARDS	FEDERAL RESEARCH AND DEVELOPMENT TAX CREDIT CARRYFORWARDS
Expiring within one year	$ 18,837	$ —	$ 1,066
After 1 but within 5 years	148,830	20,961	5,048
After 5 but within 10 years	—	498,875	—
After 10 years	998,713	—	59,942
	$1,166,380	$519,836	$66,056

(NOTE 11, CONTINUED)

Changes in control have occurred that triggered the limitations of Section 382 of the Internal Revenue Code on the Company's net operating loss carryforwards. The Section 382 limitations were immaterial to the Company's total net operating losses and are reflected in the net operating loss of $1.2 billion presented above.

At December 31, 2007, the Company had Federal net operating loss carryforwards of approximately $1.2 billion, which begin to expire in 2008. The Company also has California net operating loss carryforwards of approximately $520 million, which begin to expire in 2011, and other state net operating loss carryforwards of approximately $231 million, which begin to expire in 2010. The difference between the Federal and California tax loss carryforwards is attributable to the capitalization of research and development expenses for California tax purposes, the prior years' limitation on California loss carryforwards and apportionment of losses to other states. The Company has Federal research tax credit carryforwards of $66 million, which begin to expire in 2008, and California research tax credit carryforwards of $28 million, which carry forward indefinitely.

The reconciliation between the Company's effective tax rate and the federal statutory rate is as follows:

	TAX RATE FOR THE YEAR ENDED DECEMBER 31,		
	2007	2006	2005
Federal statutory rate applied to net loss before income tax (benefit) provision	**(35.0)%**	(35.0)%	(35.0)%
State taxes	**—**	(4.0)%	(6.6)%
Research and development tax credits	**(3.0)%**	(3.2)%	(2.2)%
Stock-based compensation	**4.2%**	4.6%	—
Increase in valuation allowance	**30.9%**	35.1%	43.4%
Other	**2.4%**	2.5%	0.4%
Effective tax rate	**(0.5)%**	—%	—%

The state tax effects during 2007 and 2006 include the expiration of state net operating loss carryforwards.

As a result of the adoption of SFAS No. 123R, the Company recognizes windfall tax benefits associated with the exercise of stock options directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits occurring from January 1, 2006 onward. A windfall tax benefit occurs when the actual tax benefit realized upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award. At December 31, 2007, deferred tax assets do not include $44 million of excess tax benefits from stock-based compensation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 11, CONTINUED)

Income taxes paid during the years ended December 31, 2007 and 2006 totaled $30 thousand and $17 thousand, respectively. No income taxes were paid during 2005.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48) "**Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.**" FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "**Accounting for Income Taxes,**" and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. No unrecognized tax benefits were recorded as of the date of adoption. As a result of the implementation of FIN 48, the Company recognized a $23.6 million increase in unrecognized tax benefits which was accounted for as a reduction to deferred tax assets (primarily related to reductions in tax credits) and a corresponding reduction to the valuation allowance, resulting in no net effect on accumulated deficit.

The reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the year ended December 31, 2007 is as follows (in thousands):

	2007
Reconciliation of unrecognized tax benefits:	
Unrecognized tax benefits related to reductions in tax credits as of January 1, 2007	**$23,645**
Increase in unrecognized tax benefits related to reductions in tax credits as a result of tax positions taken during a prior period	**339**
Increase in unrecognized tax benefits related to reductions in tax credits as a result of tax positions taken during the current period	**5,929**
Unrecognized tax benefits related to reductions in tax credits as of December 31, 2007	**$29,913**

The balance of unrecognized tax benefits at December 31, 2007 of $29.9 million are tax benefits that, if recognized, would not affect the Company's effective tax rate since they are subject to a full valuation allowance. The net effect on the deferred tax assets and corresponding decrease in the valuation allowance at December 31, 2007 resulting from unrecognized tax benefits is $19.4 million. The Company has not recognized any accrued interest and penalties related to unrecognized tax benefits during the years ended December 31, 2007, 2006 and 2005. The Company is subject to taxation in the United States and various states and foreign jurisdictions. Effectively, all of the Company's historical tax years are subject to examination by the Internal Revenue Service and various state and foreign jurisdictions due to the generation of net operating loss and credit carryforwards. The Company does not foresee any material changes to unrecognized tax benefits within the next twelve months. The Company will elect a treatment for interest and penalties when they occur.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2007 and 2006 are as follows (in thousands, except per share data):

	FOR THE QUARTERS ENDED			
	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
2007:				
Net product sales	**$162,003**	**$167,337**	**$177,391**	**$194,719**
Revenues under collaborative agreements	**9,975**	**29,616**	**12,637**	**27,319**
Gross profit from product sales	**146,793**	**152,975**	**163,641**	**172,584**
Net loss	**(49,414)**	**(45,023)**	**(39,758)**	**(76,941)**
Basic and diluted net loss per share[1]	**$ (0.38)**	**$ (0.34)**	**$ (0.30)**	**$ (0.57)**
2006:				
Net product sales	$ 75,872	$108,787	$138,798	$150,581
Revenues under collaborative agreements	6,474	9,362	8,219	12,782
Gross profit from product sales	66,128	94,102	124,290	139,445
Net loss	(67,901)	(46,394)	(46,140)	(58,421)
Basic and diluted net loss per share[1]	$ (0.61)	$ (0.38)	$ (0.36)	$ (0.45)

[1] Net loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per-share calculations will not necessarily equal the annual per share calculation.

REQUEST FOR INFORMATION

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K, including financial statements and financial statement schedules, can be found on Amylin Pharmaceuticals' corporate website at www.amylin.com. To have this information mailed to you free of charge, please contact:

INVESTOR RELATIONS

Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, California 92121
Phone (858) 552-2200 x7299
IR@amylin.com

CORPORATE COUNSEL

Cooley Godward Kronish LLP / San Diego, California

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038
Phone (800) 937-5449 | (212) 936-5100
www.amstock.com

INDEPENDENT AUDITORS

Ernst & Young LLP
San Diego, California

CORPORATE HEADQUARTERS

9360 Towne Centre Drive
San Diego, California 92121
Phone (858) 552-2200
Fax (858) 552-2212
www.amylin.com

ANNUAL MEETING

The next annual meeting of stockholders will be held on May 30, 2008 at 11:00 a.m. at:

Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, California 92121
Phone (858) 552-2200

PRODUCTION NOTES:

Copy: Karen Esch
Design: Methodologie
Photography: Ken Schles
Printing: Cenveo Anderson Lithograph, California

The cover and narrative sections of this annual report are printed on paper made with 20 percent post-consumer waste, manufactured using wind-generated electricity.

20%

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FSC Mixed Sources
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www.fsc.org Cert no. SCS-COC-00533
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Cenveo Anderson Lithograph is FSC-certified; has a zero-landfill, 100 percent recycling policy for all hazardous production waste by-products; generates all its own electrical and thermal power; and is the only Air Quality Management District (AQMD)-certified totally enclosed commercial print facility in the nation, which results in virtually zero volatile organic compound (VOC) emissions from its production operations being released into the atmosphere.

AMYLIN™

Challenging Science. Changing Lives.

AMYLIN PHARMACEUTICALS, INC.

9360 Towne Centre Drive
San Diego, California 92121
www.amylin.com

END